UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 14 May 2026

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 14 May 2026 — FY2026 Full Year Results Statement

Exhibit 99.1

London | 14 May 2026: National Grid plc today announces its Full Year results for the period ended 31 March 2026.

We bring energy to power possibilities

Zoë Yujnovich, Chief Executive, said: "National Grid is embarking on the largest investment programme in our history, committing at least £70 billion over the next five years to modernise and expand energy networks across the UK and the US Northeast - networks that underpin economic growth, strengthen energy security and enable the transition to a cleaner, more flexible energy system. At the same time, we are building the skilled workforce needed to deliver this investment at pace, creating thousands of jobs across our markets.

This year, we have delivered strong financial performance, including underlying EPS growth of 8% at constant currency, and record investment of £11.6 billion. This sets the foundation to deliver compound annual growth rates across our five-year financial framework of around 10% asset growth and 8-10% underlying EPS growth.

Through executing today's programme with pace and precision, and transforming our capabilities we will be able to meet the rapidly growing demand and enable a more efficient energy system - one that supports long-term affordability and reliability for customers. Our operational focus and commitment to innovation will deliver for customers and communities, and create long-term value for shareholders. I am energised by the determination of our colleagues to step up and meet this moment."

Financial summary
Year ended 31 March (continuing operations)	Statutory results			Underlying1			Underlying at constant currency1,2
	2026	2025	% change	2026	2025	% change	2025	% change
Operating profit (£m)	5,431	4,934	10%	5,680	5,357	6%	5,221	9%
Earnings (£m)	3,241	2,826	15%	3,859	3,452	12%	3,388	14%
Earnings per share (EPS) (p)3	65.5	60.0	9%	78.0	73.3	6%	72.0	8%
Dividend per share (p)	48.49	46.72	3.8%
Capital investment (£m)	11,576	9,847	18%
1.
'Underlying' is a non-GAAP alternative performance measure (APM) used by management to monitor performance across the Group. This measure along with other APMs used in this report are explained in more detail on pages 62 to 79. These measures are not substitutes for IFRS measures, however management believes such additional information is useful in assessing the performance of the business on a comparable basis.
2.
Constant currency calculated using current year average exchange rate of $1.343 (2024/25: actual average exchange rate was $1.266).
3.
4,946 million weighted average shares for 2025/26 (2024/25: 4,707 million).

Highlights

Financial performance

–
Record capital investment of £11.6 billion (2024/25: £9.8 billion), driving asset growth of 10.9% (2024/25: 9.0%).
–
Underlying EPS of 78.0p up 8% at constant currency, with strong operating performance partially offset by divestments, storm costs, a higher share count, and the impact of a recent FERC* order. Statutory EPS of 65.5p up 9%.
–
Recommended final dividend of 32.14p, resulting in a total dividend of 48.49p up 3.8% compared to prior year, in line with policy aim to increase with UK CPIH inflation.

Strategic progress

–
Extended and upgraded our Five-Year Financial Framework to 2030/31, with at least £70 billion capital investment over the period, reflecting increased clarity across our businesses and the outcomes of the RIIO-T3* price control.
–
Supply chain and delivery mechanisms secured for around three-quarters of £70 billion capital investment plan.
–
Completed the divestments of National Grid Renewables and Grain LNG.

Regulatory progress

–
Around two-thirds of the at least £70 billion capital investment covered by regulatory agreements. The agreements balance the need for investment with customer affordability, demand growth and system reliability.
–
Increased regulatory visibility with approval of our Niagara Mohawk rate case in New York, ESMP* investments in Massachusetts, and acceptance of the RIIO-T3 price control in UK Electricity Transmission.
–
Filed our rate case proposal for Massachusetts Gas, focused on balancing bill impacts with asset health and network reliability.

*See glossary on page 33.

Financial outlook and guidance: visible growth and resilience

- Financial outlook over the five-year period from 2026/27 to 2030/31:
- total cumulative capital investment of at least £70 billion;

- asset growth CAGR1 of around 10%;

- driving underlying EPS CAGR2 of 8-10% from a 2025/26 EPS baseline of 78.0p;

- aim to grow dividend per share in line with UK CPIH

- a strong balance sheet with credit metrics consistent with current Group rating; and

- regulatory gearing trending back to the high 60% range by 2030/31 (2025/26: 61%), with balance sheet strength extending beyond 2030/31, complemented by significant hybrid capacity.

- For 2026/27, we expect strong operational performance across the Group with underlying EPS expected to increase 13-15% from the 2025/26 baseline reflecting higher allowed revenue as we step up delivery from RIIO-T2 to RIIO-T3.

- For further detail, please refer to the five-year financial framework and 2026/27 forward guidance on pages 10 to 13.

1.  Group asset compound annual growth rate (CAGR) from a 2025/26 baseline. Forward years based on assumed USD FX rate of 1.35; and long run UK CPIH and US CPI inflation assumptions.

2.  Underlying EPS compound annual growth rate from a 2025/26 baseline. Forward years based on assumed USD FX rate of 1.35; long run UK CPIH and US CPI inflation and interest rate assumptions and scrip uptake of 25%.

Contacts

Investor Relations	Angela Broad	+44 (0) 7825 351 918
	Andrew Downey	+44 (0) 7926 285 683
	Tom Edwards	+44 (0) 7976 962 791
	Cerys Reece	+44 (0) 7860 382 264
Media	Peter Hesse	+44 (0) 7834 502 412
Brunswick	Dan Roberts	+44 (0) 7980 959 590

Results presentation and webcast

Zoë Yujnovich (CEO) and Andy Agg (CFO) will host the results presentation at Think Tank, 8 Bishopsgate, London, EC2N 4BQ, at 15:00 (BST)/10:00 (EDT) today. A live webcast and Q&A will also be available. Please use this link to join via a laptop, smartphone or tablet: https://www.nationalgrid.com/investors/events/results-centre. A replay of the webcast will be available soon after the event at the same link.

UK (and International)		+44 (0) 330 551 0200
UK (Toll Free)		0808 109 0700
US (Local)		+1 786 697 3501
Password		Quote "National Grid" when prompted by the operator

The Annual Report and Accounts 2025/26 (ARA) is expected to be publicly available on 3 June 2026. When published, the ARA will be available on National Grid's website at nationalgrid.com/investors

Use of Alternative Performance Measures
Throughout this release we use a number of alternative (or non-IFRS) and regulatory performance measures to provide users with a clearer picture of the regulated performance of the business. This is in line with how management monitor and manage the business day-to-day. Further detail and definitions for all alternative performance measures are provided on pages 62 to 79.

Financial performance
Year ended 31 March (£ million)	2026	2025	change %
Underlying operating profit at constant currency1
UK Electricity Transmission	1,682	1,428	18%
UK Electricity Distribution	1,238	1,203	3%
UK Electricity System Operator	-	115	(100)%
New England	866	871	(1)%
New York	1,709	1,367	25%
National Grid Ventures	327	380	(14)%
Other	(142)	(143)	1%
Group	5,680	5,221	9%

Capital investment at constant currency1
UK Electricity Transmission	4,372	2,999	46%
UK Electricity Distribution	1,617	1,426	13%
New England	2,043	1,650	24%
New York	3,428	3,101	11%
National Grid Ventures	109	362	(70)%
Other	7	4	75%
Group	11,576	9,542	21%

FFO/Net debt	13.0	13.7	-70bps
RCF/Net debt	9.3	9.8	-50bps

As at 31 March
Net debt	(44,160)	(41,371)	7%

UK Regulated Asset Value (RAV)	36,986	32,779	13%
US rate base (£m at constant currency)2	29,452	26,694	10%
Total Group RAV and rate base (£m)	66,438	59,473	12%
NGV and Other businesses (£m)	5,545	7,266	(24)%
Total (£m)	71,983	66,739	8%

Asset growth3	10.9%	9.0%	190bps
Regulated asset growth3	11.7%	10.5%	120bps
Group return on equity	9.8%	9.0%	80bps
1.
Constant currency calculated using 2025/26 average exchange rate of $1.343 (2025: actual average rate was $1.266). See pages 66 and 68 for details.
2.
US rate base constant currency calculated using 31 March 2026 closing rate of $1.323 (2025: actual closing rate was $1.292). See page 78 for details.
3.
Calculated excluding the reduction in RAV and non-regulated businesses assets as a result of significant business disposals. See page 79 for details.

Responsible Business performance
	Externally assured1	2026	2025	change
Scope 1 and 2 greenhouse gas emissions (ktCO2e)		7,511	7,422	1%
Scope 3 greenhouse gas emissions (ktCO2e)		29,503	28,435	4%
Renewable energy connected to the UK Transmission and Distribution Grids (MW)		576	2,244	(74)%
Renewable energy connected to the US Transmission and Distribution Grids (MW)		548	772	(29)%
Group Lost Time Injury Frequency Rate (LTIFR)		0.11	0.10	0.01
1.
We engaged Deloitte LLP to undertake a limited assurance engagement, using the International Standard on Assurance Engagements (ISAE) 3000 (Revised): 'Assurance Engagements Other Than Audits or Reviews of Historical Financial Information' and ISAE 3410: 'Assurance Engagements on Greenhouse Gas Statements' over a range of data points within our Responsible Business data tables. Renewable energy connected refers to connected capacity that is energised within the reporting year - see explanation on page 8. Further details of National Grid's Reporting Methodology and Deloitte's full limited assurance opinion are available on our website.

Strategic overview

Safety and operational performance: Retained focus on reliability and resilience

Our Lost Time Injury Frequency Rate (LTIFR)1 stood at 0.11 compared to 0.10 in 2024/25 and against our Group target of 0.10. The primary causes of Lost Time Injuries are associated with slips, trips and falls, musculoskeletal injuries, and 'struck-by' events. In response, we have implemented targeted initiatives to further strengthen risk awareness, leadership engagement and control effectiveness. The safety of our people and those working on our behalf remains our highest priority. By sharpening our focus on high-energy risks and critical controls, we continue to build safer, more resilient operations that support reliable performance over the long term.

Reliability underpins everything we do, with our regulated electricity networks having reliability of over 99.9%, and our UK Electricity Transmission (UK ET) network having a world-class reliability of 99.99999%, with just one loss of supply event in 2025/26 - the lowest number in a decade. Our European interconnectors delivered over 90% availability across the fleet, up from 86% in 2024/25.

With our focus on delivering a reliable service for our customers, we continue to navigate storm impacts across our UK and US businesses successfully. Following Storm Goretti in our South West England territory, the largest in the region for two decades, 73% of customers affected by outages were restored within 24 hours. During severe winter storms in our US service territories, crews worked around the clock to restore power to impacted customers. Our gas networks in Massachusetts, New York and Long Island delivered some of the highest throughput days on record during Storm Fern, consistently serving customers amidst record-breaking demand and significant strains on the region's energy grids. Our generation fleet on Long Island provided reliable energy during peak demand for Long Island Power Authority (LIPA), meeting around half of the power needed during the June 2025 heatwave and almost two-thirds during winter storms.

We continue to utilise technology to improve the safety, reliability and cost effectiveness of our operations, including in our New England business, where tree-related outages were reduced by nearly 30% using satellite imagery and AI to improve vegetation management, and drones were used to inspect lines in hard to reach locations during winter storms. In our UK ET business, autonomous drones were used for overhead line inspections increasing the speed, efficiency and consistency of data processing and reducing the risk and environmental impact of alternative inspection methods.

1.  Employee and contractor lost time injury frequency rate per 100,000 hours worked.

Financial performance: sets a strong baseline for our five-year framework
For detailed financial performance commentary, please refer to the Financial Review section on page 14. Our statutory operating profit is presented on page 14 which includes the impact of exceptional items, remeasurements, major storms, timing and the impact of deferred tax in our UK regulated businesses (NGET and NGED). A reconciliation between Statutory performance and our Alternative Performance Measures (APMs) is presented on page 65. Our updated five-year financial framework is on page 10.

The Group's financial performance in 2025/26 demonstrates continued resilience to the impacts of inflation and cost pressures, changes in interest rates and exchange rate fluctuations.

Underlying operating profit increased by £459 million at constant currency to £5,680 million, 9% higher than the previous year. This improvement was driven by strong performance across our regulated businesses including new rates for our Niagara Mohawk (NIMO) business in upstate New York, recovery of prior year storms and environmental costs, higher revenues supported by increased allowances in the UK and delivery of strong cost efficiencies. This was partly offset by the impact of the divestments of the Electricity System Operator, National Grid Renewables and Grain LNG, and the impact of customer refunds related to the March 2026 FERC order on New England transmission returns.

Underlying EPS of 78.0p increased by 6.0p or 8% at constant currency compared to the previous year, with the underlying operating profit increase more than offsetting the impact of the increased number of shares. At actual exchange rates, this increase was 4.7p per share, or 6% reflecting a weaker dollar.

Capital investment for continuing operations increased by £2,034 million at constant currency to a record £11,576 million, an increase of 21% on the prior year at constant currency, up 18% at actual exchange rates. This increase was principally driven by the ramp up in spend on Accelerated Strategic Transmission Investment (ASTI) projects including construction activity and capacity reservation payments, substation developments in our UK ET business, higher asset replacement in UK Electricity Distribution (UK ED), increased spend on electricity distribution and transmission networks in New England, and electricity transmission projects in New York. This was partially offset by lower investment in National Grid Ventures (NGV) with the divestment of National Grid Renewables and Grain LNG, and lower spend on the Viking interconnector.

Capital investment and RAV indexation helped drive Group asset growth of 10.9%, with regulated asset growth of 11.7%.

Net debt was £44.2 billion at 31 March 2026, £2.8 billion higher than the prior year. This increase reflected the increased capital investment in the year, partly offset by £2.8 billion of net cash proceeds from the divestments of National Grid Renewables and Grain LNG.

Return on Equity (RoE)

We achieved a Group RoE of 9.8% in 2025/26, an increase of 80 basis points (bps) on the prior year. This increase was principally due to increased regulated revenue in our UK ET and New York businesses.

In 2025/26, UK ET achieved operational returns of 8.2%, delivering 100bps of outperformance under RIIO-T2, mainly from totex performance related to savings on capital delivery (2025: 8.3% achieved return, or 100bps outperformance). UK ED achieved an operational return of 8.1% in 2025/26, including 50bps outperformance, mostly consisting of Distribution System Operator performance incentives. (2025: 7.9% achieved return, or 20bps outperformance).

New England's achieved return of 9.2% was 96% of the allowed return in 2025/26 compared with an achieved return of 9.1% in 2024/25. This excludes the impact of the historical adjustments to returns following the FERC order in March 2026, but includes the 2025/26 impact. New York's achieved return of 9.0% was 96% of the allowed return in 2025/26 compared with an achieved return of 8.7% in 2024/25. The quoted returns for New England and New York represent the weighted average return across operating companies within each jurisdiction.

For further information on RoEs for each of our business entities, please refer to pages 77 and 78 of the APM section.

Key investments and strategic initiatives: continued progress modernising our networks

In our continuing businesses, capital investment reached a record £11.6 billion in 2025/26 reflecting progress on major transmission projects in both the UK and the US, continued connections and enhancements to our electricity distribution networks and ongoing asset replacement in our gas networks.

Strong capital delivery

–
In UK ET, construction is progressing as planned on all six Wave 1 ASTI projects. We also submitted Development Consent Order (DCO) applications to the UK Government for the Sea Link and Norwich to Tilbury Wave 2 ASTI projects both of which were accepted and are now in examination.
–
    We connected a total of 14 GW of generation and 3.8 GW of demand in UK ET across the five-year RIIO-T2 price control, doubling the pace of generation connection versus RIIO-T1 and delivering a 15% increase on demand connections compared to our RIIO-T2 business plan.
–
In UK ED, we are connecting new sources of renewable low-carbon generation to our network, increasing the total amount across our region to over 14 GW. We also enabled more than 120,000 low-carbon technology connections, including a 30% increase in Electric Vehicle chargers.
–
Our asset health investment in UK ED increased by 20% aligned to our regulatory commitments, maintaining network reliability of over 99.9% for our 20 million customers.
–
In New York, we energised our Smart Path Connect transmission project with two 345 kV overhead lines covering over 100 miles, delivered on time and on budget and allowing transmission of more than 1 GW of renewable energy to high-demand regions. In New England, we completed construction of a transmission line from Vermont to New Hampshire, upgrading a line that had been in service for more than 100 years.
–
Our US gas distribution businesses replaced a further 315 miles of leak-prone pipe.
–
In New York and Massachusetts, we installed more than 800,000 and 490,000 smart meters respectively supporting customers to understand their usage, enhancing management of distributed energy resources and reducing response times in the event of service disruption.

Delivery mechanisms secured for around three-quarters of the at least £70 billion capital investment

–
Primary contracting completed for the Wave 2 ASTI offshore projects in UK ET including cables and converter systems for Eastern Green Links (EGL) 3 and 4, and Sea Link.
–
For Wave 2 ASTI onshore projects, our Great Grid Partnership with seven partners will deliver nine major infrastructure projects across England and Wales covering design, consenting services and construction.
–
Launched the Electricity Transmission Partnership to accelerate the delivery of £8 billion of substation infrastructure by adopting a regional model with a number of strategic suppliers across the RIIO-T3 price control. This strengthens supply-chain capability and creates a platform to deploy innovation and productivity improvements at scale.
–
Agreed supply chain partners to support over $3 billion of capital investment in electricity networks in New England across the next five years.
–
Executed construction and commercial contracts for our Climate Leadership and Community Protection Act (CLCPA) Phase 1 and 2 projects in New York, representing more than $3.5 billion of investment to unlock almost 4.8 GW of network capacity when fully operational.

Strategic initiatives to support continued momentum

–
We supported the UK Government in its development of AI Growth Zones, providing early network insight to inform site identification, and feasibility, with four zones now announced each targeting 500 MW of AI-ready data centre capacity by 2030. Overall, our RIIO-T3 investment plan is expected to deliver 19 GW of additional demand capacity, including 10 GW to enable over 30 data centre connections to the system.
–
We delivered our three-year target of £100 million cumulative synergies from the acquisition of UK Electricity Distribution, six months ahead of schedule.
–
We completed the divestments of National Grid Renewables and Grain LNG.
–
We continued to progress project opportunities including work on competitive transmission bids for FERC regulated transmission in the US, alongside signing a Joint Development Agreement with TenneT to progress our LionLink hybrid interconnection project linking Dutch offshore wind farms to both the UK and the Netherlands.

Regulatory, policy and market environment

Our networks have always been central to providing resilient and secure energy but are now also critical to enabling economic growth by connecting new large load demand including industrial load and data centres. We work closely with our policy-makers and regulators across our jurisdictions, as they recognise the need to balance supporting this economic growth together with affordability, reliability and decarbonisation.

In the UK, we have seen significant regulatory and policy progress:

–
The RIIO-T3 price control agreed for the period until March 2031 empowers us to invest at the scale required to meet increasing electricity demand and connect new generation, while aligning performance with what matters to consumers. Our RIIO-T3 plans will nearly double the amount of power that can flow across the country, avoiding constraint costs and ensuring a resilient, clean, and future proof transmission network that supports Britain's economic competitiveness and growth.
–
We contributed to Ofgem's Sector Specific Methodology Consultation for ED3 in December 2025, shaping proposals that strengthen planning, operational coordination and flexibility to aid the energy transition and support consumer needs. We are preparing for Ofgem's ED3 Sector Specific Methodology Decision and Business Plan guidance expected in May 2026.
–
We engaged on the DESNZ review of Ofgem and support many of the recommendations published in April 2026 including: streamlining duties and remit; a more strategic outcome-focused approach to regulation that supports innovation and timely delivery; and ensuring Ofgem is a high-performing, expert organisation. We will continue to work closely with DESNZ and Ofgem on the next stage of implementing the recommendations.
–
As co-chair of the Electricity Network Sector Growth Plan, we are helping to steer a ten-year road map for GB electricity network investments, including supply chain, workforce and skills development.
–
The Planning & Infrastructure Act achieved Royal Assent in December 2025 and includes measures to streamline planning for our infrastructure projects. The Government has also announced its intent to make legislation changes following the Electricity Infrastructure Consents, Land Access and Rights consultation, which should speed up delivery.
–
NESO has published its reformed generation connection queue, removing 221 GW of projects to better align to Government targets and prioritise those ready to connect. We have now re-issued offers to our first wave of customers and, building on extensive preparations and network analysis carried out in 2025, we are on track to deliver the next sets of offers in line with reform programme milestones.
–
We supported Ofgem's 'Curate, Plan, Connect' framework set out in its Demand Connections Reform Call for Input in February 2026. We also responded to DESNZ's consultation on accelerating electricity network connections for strategic demand in April 2026 where we highlighted the need for a Government-led approach to prioritisation, clear investment signals and regulatory frameworks to enable delivery at pace.
–
Following the Government's decision in July 2025 to retain a single national electricity market and not to implement zonal pricing, in April 2026, DESNZ published its Reformed National Pricing (RNP) Delivery Plan. This sets out proposals for how the upcoming Strategic Spatial Energy Plan (SSEP) is translated into what gets built, where and when - in turn, this will provide clearer long-term investment signals for networks. We are engaging with DESNZ and Ofgem to shape these proposals.

In the US, regulators and policy makers continue to seek a balance across rising demand, reliability, affordability and decarbonisation. Key developments in the year include:

–
In upstate New York, our NIMO Electric and Gas rate plan was approved for three years to April 2028 enabling us to maintain reliable, resilient, and cost-effective energy for over two million customers. In downstate New York, we are preparing to file a rate proposal for KEDNY and KEDLI, our gas distribution businesses with filing expected before summer 2026.
–
Our Massachusetts Gas rate case proposal, filed in January 2026 for a five-year period, balances bill impact with essential infrastructure upgrades, emergency preparedness and support for low-income customers. A Rate Order is expected in November 2026, with new rates effective from 1 December 2026.
–
The Massachusetts Department of Public Utilities (DPU) approved $600 million for our Electric Sector Modernization Plan (ESMP) investments, supporting networks, technology, and non-wires alternatives, and runs in addition to our Massachusetts Electric (MECO) rate order.
–
The New York PSC's Order on our Long-Term Gas Plan addendum includes the need for Williams' Northeast Supply Enhancement (NESE) pipeline project, where National Grid will have the sole offtake agreement. The pipeline will significantly enhance reliability and potentially lower wholesale electric costs when commissioned in late 2027.
–
The New York State Energy plan adopts a balanced approach, expanding renewable energy, electrification, and continuing natural gas for reliability, while calling for upgrades to transmission and distribution infrastructure, prioritising affordability and equitable access to clean energy benefits.
–
We are evaluating contract options with the Long Island Power Authority for our Long Island Generation assets, ahead of renegotiations over the next two years.
–
We responded to the Massachusetts DPU Delivery Charge Investigation which aims to address energy price volatility and improve bill transparency with proposals that support these aims. Both New York and Massachusetts commission dockets are exploring policies around the connection of large loads and customer bill transparency, with both promoting clear state policies and customer confidence in what they are paying.
–
In March 2026, FERC issued an order regarding four long-pending New England Transmission Owners (NETOs) base ROE complaints. The order set a lower base ROE and requires the NETOs to issue refunds with interest. National Grid will challenge the decision through the required regulatory and legal procedures. In April 2026, National Grid, together with the other NETOs, filed a request with FERC under Section 205 of the Federal Power Act proposing a forward-looking base return on equity of 11.39%. The proposal reflects application of the Commission's current return on equity methodology using updated market data.

Delivering as a Responsible Business

Network companies have a unique role to play in delivering a reliable, secure, affordable energy system that supports economic growth and enables decarbonisation. While we remain focused on reducing our own carbon emissions, by building out the network of the future, we are enabling the deployment of renewable energy generation and low carbon technologies including for heat and transport, to meet society's growing electricity needs while bringing down its emissions.

In 2025/26 our Scope 1 and Scope 2 emissions totalled 7.5 mtCO2e, an increase of 1.2% versus 2024/25, and outside the range set out in our Climate Transition Plan, but 3.3% lower than the 2018/19 baseline. The main driver for this increase was the increased utilisation of our Long Island Generation assets which we operate on behalf of the Long Island Power Authority, where these assets played a critical role in meeting demand amid third-party outages, and extreme weather events, partially offset by lower Scope 2 emissions due to reduced grid carbon intensity. We will remain vigilant, closely monitoring developments in the external environment and adapting our climate strategy as needed, ahead of our next Climate Transition Plan expected in 2027.

We made continued progress in the year, including:

–
85% of our £11.6 billion capital investment classified as Green capital expenditure under the principles of the EU taxonomy.
–
Reduced SF6 emissions by 11% through leak repairs and continued to invest in alternatives to SF6 including the decision for our Uxbridge Moor substation to use a gas alternative with 1-2% of the global warming potential of SF6.
–
Connected 1.1 GW of energised renewable generation, and over 120,000 low carbon technologies to our networks. Renewable energy connected was lower in 2025/26 than the prior year largely due to third-party project delays.
–
Issued £1.2 billion of bonds under our Green Financing framework.

Affordability is a critical issue:

Affordability has always been a critical issue for customers and the company alike, and has become a whole system challenge including the impact of commodity and policy costs. Our role is to ensure that the network - the part we control - is delivered efficiently and reliably, that investment is targeted to where it delivers the greatest system benefit, and that customers see value from that investment over time. This is reflected in how we plan, invest and support our customers:

–
As we propose new rate plans in our US businesses, we are focusing our proposals on investments that are needed to maintain safe, reliable systems, mitigating the impact on customer bills where possible.
–
We implemented tiered discount rates for low-income MECO customers, with discounts ranging from around 30% to 70%. Multi-lingual outreach and automated enrolment from data-sharing supported the enrolment of an additional 63,000 eligible customers since the rate order. We are working with the DPU, government, community agencies, and other utilities to develop a standardised tiered low-income discount programme for all Massachusetts utility customers.
–
Our NIMO rate case included $290 million for low-income support within the rate case.
–
In our UK ET business, the operational outperformance across the RIIO-T2 price control delivered direct consumer savings of nearly £1 billion. Our business plan for the RIIO-T3 price control, while adding around £21 per year to the customer bill, supports the avoidance of around £12 billion of constraint costs, equivalent to £40 per year savings for consumers over the RIIO-T3 period.
–
The continued strong performance of our interconnectors in NGV has enabled the return of an additional £77 million to customers in the current year. This is part of £354 million in returns to customers over the past three years, with a further £313 million forecast to be returned over the next two years subject to Ofgem approval.
–
In UK ED, our winter campaign increased engagement and awareness leading to a 168% increase in Priority Services Register activity which provides additional help and support for 2.6 million including the elderly, very ill and disabled customers.
–
Our UK ED business has supported more than 21,000 customers to save £22 million through our fuel poverty support programme, in our latest reported figures to March 2025.

Strategic framework

Meeting our ambitions and responding to the rapidly changing energy system requires a relentless focus on efficiency and continuous improvement in the way we deliver. Our new strategic framework builds on our strengths and underpins delivery of our five-year financial framework. It introduces a set of fundamental priorities to sharpen and simplify our approach to create value for shareholders, and deliver for our customers and stakeholders.

Deliver brilliant basics to lead on performance:

–
Capital: best-in-class delivery of our largest-ever capital programme.
–
Asset: getting the most from our transmission and distribution assets.
–
Customer: providing consistently strong customer experiences.
–
Functions: enhancing control and oversight while reducing friction in how we operate.

Drive big shifts to define our future:

To enable this and position us for the future, we are focused on transforming our capabilities across three key areas - deliberate, high-impact shifts in response to structural market change:

–
developing the leaders, capabilities and performance culture we need for our people to deliver our strategy;
–
building technology capabilities that enable all our teams to step up performance; and
–
taking bold positions on topics that matter for customers to inform policies and regulation.

Building optionality for disciplined growth:

Delivering our brilliant basics and transforming our business by embracing the big shifts will enable us to build a platform for future growth optionality.

Five-year financial framework*

In March 2026, we set out our updated five-year financial framework for the period to 2030/31.

Capital investment and asset growth

We expect to invest at least £70 billion across our regulated energy networks and adjacent businesses, in the UK and US, over the five-year period to 2030/31, with Group assets trending towards £115 billion by March 2031. Of this investment, around 85% is considered to be aligned with the principles of the EU Taxonomy legislation as at the date of reporting, directly invested into the decarbonisation of energy networks.

In the UK, we expect around £31 billion of investment in Electricity Transmission increasing network capacity to support increased renewable generation, and reduce constraint costs, connecting new customers, and maintaining the resilience of the network. This includes investment across our 17 ASTI projects, as we invest in the critical infrastructure required to enable the energy transition and a decarbonised electricity network in the 2030s. We expect our Electricity Distribution network to invest around £9 billion in asset replacement, reinforcement and new connections, facilitating the infrastructure for electric vehicles, heat pumps and directly connected generation.

In our US regulated businesses, we expect to invest around £17 billion in New York, and £12 billion in New England. Of this investment, we expect over 60% into our electricity networks, as we see a step up in investment for renewable connections, transmission network upgrades, and digital capabilities to enable the energy transition, and the remainder in our gas business on pipeline replacement, safety and resilience programmes.

National Grid Ventures (NGV) has committed capex of around £1 billion including maintenance investment across the six operational interconnectors.

With the large step up in investment, we expect to see asset growth of around 10% CAGR through to 2030/31.

Group earnings growth and dividend growth

We expect our underlying earnings per share CAGR to be 8-10% from a 2025/26 baseline of 78.0p, more aligned with our asset growth. For 2026/27, we expect underlying EPS growth of 13-15%, reflecting higher allowed revenue as we step up delivery from RIIO-T2 to RIIO-T3. This includes our long-run average scrip uptake assumption of 25% per annum, which will support our sustainable, progressive dividend policy into the future.

We will maintain a progressive level of total dividend aiming to grow the Dividend Per Share (DPS) in line with UK CPIH (for details of our dividend policy please refer to page 28).

Balance sheet visibility

We remain committed to a strong, overall investment grade credit rating. We expect to maintain credit metrics above our thresholds for our current group credit ratings through to at least 2030/31, with current thresholds of 10% for S&P and Moody's Funds from Operations (FFO)/adjusted net debt, and 7% for Moody's Retained Cash Flow (RCF)/adjusted net debt. Regulatory gearing is 61% at March 2026, and is expected to trend back towards the high-60% range by the end of 2030/31. This balance sheet strength extends beyond 2030/31, complemented by significant hybrid capacity.

*Our five-year financial framework is set from a 2025/26 baseline. Forward years are based on an assumed USD exchange rate of £1:$1.35, long run UK CPIH and US CPI inflation, long run interest rate assumptions, and scrip dividend uptake of 25%.

Macro resilience

Our investment case is underpinned by the visibility and resilience of our business model, our robust operational delivery, and supported by our regulatory frameworks. We are resilient to the impacts of the broader macro environment.

–
Inflation: In our UK businesses, inflation protections across our regulated asset base, together with regulatory mechanisms that provide protection against the impact of inflation on our cost base, provide a strong natural hedge and underpin real equity returns. In the US, our regulatory frameworks have mechanisms to manage impacts of changes in inflation including revenue indexation, the ability to pace activity to remain within agreed allowances, and mechanisms to recover efficiently incurred unremunerated spend over time.
–
Commodity costs: Our businesses have limited exposure to volatility in wholesale energy prices. In the US, customer commodity costs are treated as pass through costs, and we use hedging programmes agreed with our regulators to manage the cost of energy procured for our customers.
–
Interest rates: Our financing strategy is designed to ensure stability, with operating company leverage broadly matched to their regulatory frameworks enabling the efficient recovery of debt costs. Around 30% of our debt is held at the HoldCo level, with maturities extending into the 2030s. In addition, we have fixed interest rates for around 80% of the total debt book. Our five-year financial framework reflects the interest rate outlook and our refinancing profile.
–
Foreign exchange: We are deliberate in managing our currency exposure. We hedge around 70% of our US gross assets with dollar-denominated debt. From an earnings perspective, that means a five cent move in the dollar-sterling exchange rate across a year translates to around a 1p impact on EPS, limiting volatility for shareholders.

2026/27 forward guidance

The outlook and forward guidance contained in this statement should be reviewed, together with the forward-looking statements set out in this release, in the context of the cautionary statement. The forward guidance in this section is presented on an underlying basis and excludes remeasurements and exceptional items, deferrable major storm costs, net of in-year allowances in the US (when greater than $100 million), timing and the impact on underlying results of deferred tax in our UK regulated businesses (NGET and NGED). The 2026/27 forward guidance assumes an exchange rate of £1:$1.35, reflecting nearer term exchange rates.

UK Electricity Transmission
Underlying net revenue is expected to increase by just under £850 million compared to 2025/26 primarily driven by the first year of RIIO-T3, reflecting semi-nominal returns and higher levels of totex from increased ASTI investment. Depreciation is expected to be around £80 million higher, while costs are expected to increase by around £50 million, both linked to the step-up in investment programmes.

We expect to deliver around 9% Return on Equity in 2026/27. Across the RIIO-T3 price control we aim to achieve an overall return on equity above 9% including operating and financing performance.

UK Electricity Distribution
Underlying net revenue growth is expected to be broadly offset by higher depreciation, reflecting the increasing asset base.

We expect to deliver around 70 basis points of Return on Equity operational outperformance in the fourth year of RIIO-ED2, increasing from 2025/26, primarily delivered through both improved incentive and totex performance. We continue to expect outperformance to improve towards 100bps over the remainder of RIIO-ED2.

New England
Underlying net revenue is expected to be around $450 million higher, driven by updated rates, higher tracker revenues and the non-repeat of the 2025/26 FERC order impact. This is expected to be partly offset by higher depreciation of around $70 million and around $140 million of costs including those linked to increased investment.

Return on Equity for New England is expected to be in line with 2025/26.

New York
Underlying net revenue is expected to be around $450 million higher, reflecting updated rates and recovery of previously unremunerated costs. Depreciation is expected to be around $150 million higher, and other costs are expected to be around $20 million higher, linked to increased investment.

Return on Equity for New York is expected to slightly improve compared to 2025/26.

National Grid Ventures and Other activities
In NGV, we expect operating profit to be around £120 million lower than 2025/26 primarily reflecting the sale of the Grain LNG business.

We also expect underlying operating losses from other activities to be around £100 million higher than 2025/26, including lower property disposals.

Joint Ventures and Associates
Our share of the profit after tax of joint ventures and associates is expected to be broadly in line with 2025/26.

Interest and Tax
Net finance costs in 2026/27 are expected to be around £200 million higher than 2025/26 reflecting our debt issuance programme net of higher capitalised interest, both driven by our investment programme.
For the full year 2026/27, the underlying effective tax rate, excluding the share of post-tax profits from joint ventures and associates, is expected to be around 13%. This is calculated following our definition of underlying earnings which excludes the impact on underlying results of deferred tax in our UK regulated businesses (NGET and NGED).

Investment, Growth and Net Debt
Overall Group capital investment in 2026/27 is expected to grow around 10% to nearly £13 billion.
Asset Growth is expected to be around 10%.

Operating cash flow generated from operations is expected to increase by around 20% compared to 2025/26 driven by increased underlying performance and the recovery of timing balances.

Net debt is expected to increase by just over £6 billion (from £44.2 billion as at 31 March 2026), with operating cash inflows more than offset by our continued levels of significant investment in critical energy infrastructure. Reflecting this, regulatory gearing is expected to be around 64%.

Weighted average number of shares (WAV) is expected to be approximately 5,000 million in 2026/27.

Financial review

In managing the business, we focus on various non-IFRS alternative performance measures (APMs) and regulatory performance measures (RPMs) which provide meaningful comparisons of performance between years, monitor the strength of the Group's balance sheet and ensure profitability reflects the Group's regulatory economic arrangements. Such APMs and RPMs are supplementary to, and should not be regarded as a substitute for IFRS measures, which we refer to as statutory results. We explain the basis of these measures and, where practicable, reconcile to statutory results on pages 62 to 79. Adjusted results exclude exceptional items and remeasurements whereas underlying results exclude (i) revenue timing differences arising from our regulatory contracts; (ii) major storm costs recoverable in future periods, where above $100 million (in aggregate, net of in-year allowances and deductibles) in the year; and (iii) impact on underlying results of deferred tax in our UK regulated businesses (NGET and NGED); none of which give rise to economic gains/losses.

Performance for the year ended 31 March

Financial summary for continuing operations

(£ million)	2025/26	2024/25	change %
Accounting profit
Gross revenue	17,687	18,378	(4)%
Operating costs	(12,745)	(13,444)	5%
Statutory operating profit	5,431	4,934	10%
Net finance costs	(1,325)	(1,357)	2%
Share of joint ventures and associates	76	73	4%
Tax	(939)	(821)	(14)%
Non-controlling interest	(2)	(3)	33%
Statutory IFRS earnings (note 7)	3,241	2,826	15%
Exceptional items and remeasurements1	(333)	(171)	n/m
Tax on exceptional items and remeasurements1	(16)	(40)	60%
Adjusted earnings1	2,892	2,615	11%
Timing and major storm costs1	636	592	n/m
Tax on timing and major storm costs1	(168)	(156)	n/m
Deferred tax on underlying profits in NGET and NGED1	499	401	24%
Underlying earnings1	3,859	3,452	12%

Statutory EPS - (pence) (note 7)	65.5p	60.0p	9%
Adjusted EPS - (pence) (note 7)1	58.5p	55.6p	5%
Underlying EPS1	78.0p	73.3p	6%
Dividend per share	48.49p	46.72p	4%
Dividend cover - underlying1	1.6x	1.6x	3%

Capital investment and asset growth
Capital investment	11,576	9,847	18%
Regulated asset growth1	11.7%	10.5%	120bps
Asset growth1	10.9%	9.0%	190bps

Balance sheet strength
FFO/adjusted net debt1	13.0%	13.7%	-70bps
RCF/adjusted net debt1	9.3%	9.8%	-50bps
Net debt (note 11)	44,160	41,371	7%
Add: held for sale net debt	-	(55)	n/m
Net debt (including held for sale)1	44,160	41,316	7%
Group regulatory gearing1	61%	61%	0bps

1.  Non-GAAP alternative performance measures (APMs) and/or regulatory performance measures (RPMs). For further details see pages 62 to 79.

Statutory IFRS earnings were £3,241 million in 2025/26, £415 million (15%) higher than the prior year. Statutory earnings benefited from pre-tax net exceptional gains of £376 million related to the sale of our two non-core businesses (Grain LNG and National Grid Renewables) in 2025/26; and pre-tax remeasurement losses of £43 million (2025: pre-tax net exceptional credits of £42 million and pre-tax remeasurement gains of £129 million). For details on exceptional items refer to note 4. Timing swings were £131 million adverse year on year, with a £636 million net under-recovery in 2025/26 (2025: £505 million net under-recovery). These factors, the net impact of tax on these items and an improvement in underlying business performance meant that statutory EPS for continuing operations of 65.5p was 5.5p higher than the prior year.

Our 'adjusted' results exclude the impacts from exceptional items and remeasurements as explained on page 64. In 2025/26, adjusted earnings from continuing operations were £2,892 million, up £277 million (11%) from the prior year. Adjusted earnings in 2025/26 included a timing net under-recovery after tax of £468 million (2025: £372 million net under-recovery). As a result, adjusted operating profit of £5,044 million was up £279 million (2025: £4,765 million). Adjusted net finance costs of £1,271 million were £90 million lower, as a result of higher average net debt and higher interest rates being more than offset by higher capitalised interest and other interest income. Share of profits from joint ventures and associates of £76 million were £1 million. Adjusted tax of £955 million was £94 million higher, driven by the increase in profits, but resulted in a stable effective tax rate of 25.3% (2025: 25.3%).

As explained above, our 'underlying' results exclude the total impact of exceptional items, remeasurements, timing, major storm costs and deferred tax in UK regulated businesses (NGET and NGED). A reconciliation between these alternative performance measures and our statutory performance is detailed on page 65.

Our policy is to exclude deferrable storm costs (net of allowances and deductibles) from underlying results if these exceed a $100 million aggregate pre-tax threshold. In 2024/25, we included $110 million (£87 million) of storm costs in our adjusted results, but excluded these from underlying results. In 2025/26 our allowances were higher and deferrable storm costs were below this threshold, so $52 million (£39 million) of deferrable storm costs that are recoverable in future periods are included in our underlying results.

Underlying operating profit was up 6% driven by improved performance in New York (from updated rates and the collection of unremunerated costs in prior periods) along with higher allowed revenues in UK Electricity Transmission (RAV growth and increased ASTI-related 'fast money'). New England was lower with updated rates and capital trackers being more than offset by a FERC order on Transmission Owner RoEs across New England (mostly related to historical years). National Grid Ventures was lower mainly as a result of the sale of two businesses in the year (Grain LNG and National Grid Renewables). Other activities and the contribution from joint ventures and associates were broadly flat year on year. Regulated controllable costs were 2% higher (at constant currency), with inflation and workload increases being partly offset by efficiency savings. Depreciation and amortisation were higher than the prior year due to our growing asset base. Net debt-related financing costs were higher, driven by our ongoing investment programme. Other interest was favourable year on year driven by higher levels of capitalised interest. After accounting for non-controlling interests, underlying earnings increased by 12% and resulted in a 6% increase in underlying EPS to 78.0p.

Capital investment of £11,576 million was £1,729 million (18%) higher than 2024/25, driven by a step up in investment across our regulated businesses, partly offset by lower investment in National Grid Ventures. Higher capital investment and the impact of RAV indexation have helped deliver asset growth of 10.9% (2025: 9.0%).

Reconciliation of different measures of profitability and earnings

In calculating adjusted profit measures, where we consider it is in the interests of users of the financial statements to do so we exclude certain discrete items of income or expense that we consider to be exceptional in nature. The table below reconciles our statutory profit measures for continuing operations, at actual exchange rates, to adjusted and underlying versions. Further information on exceptional items and remeasurements is provided in notes 2, 4 and 5. Further information on non-GAAP alternative performance measures (APMs) and regulatory performance measures (RPMs) is provided on pages 62 to 79.

Reconciliation of profit and earnings from continuing operations

	Operating profit		Profit after tax		Earnings per share (pence)
(£ million)	2026	2025	2026	2025	2026	2025
Statutory results	5,431	4,934	3,243	2,829	65.5	60.0
Exceptional items	(376)	(42)	(384)	(118)	(7.7)	(2.4)
Remeasurements	(11)	(127)	35	(93)	0.7	(2.0)
Adjusted results	5,044	4,765	2,894	2,618	58.5	55.6
Timing	636	505	468	372	9.5	7.9
Major storm costs	-	87	-	64	-	1.3
Deferred tax on underlying results in NGET and NGED	-	-	499	401	10.0	8.5
Underlying results	5,680	5,357	3,861	3,455	78.0	73.3

Statutory operating profit increased in the year, primarily as a result of exceptional net gains of £376 million in 2025/26 compared with net gains of £42 million in the prior year. For details on exceptional items refer to note 4. This was largely offset by £131 million adverse year-on-year movements in timing, £116 million adverse year-on-year movements in commodity derivative remeasurements and the impact of a weaker exchange rate. Statutory operating profit was also supported by an improved underlying performance in our UK Electricity Transmission, UK Electricity Distribution and New York businesses, partially offset by the prior year including a contribution from the UK Electricity System Operator prior to its disposal, along with lower underlying profits in New England, adversely impacted by the FERC order (mainly related to historical periods) and lower underlying profits in National Grid Ventures, with the latter being driven by the sales of National Grid Renewables and Grain LNG in 2025/26.

Timing over/(under)-recoveries

In calculating underlying profit, we exclude regulatory revenue timing over- and under-recoveries, major storm costs (defined below) and deferred tax on underlying results of our UK regulated business (NGET and NGED), also defined below. Under the Group's regulatory frameworks, most of the revenues we are allowed to collect each year are governed by regulatory price controls in the UK and rate plans in the US. If more than this allowed level of revenue is collected, an adjustment will be made to future prices to reflect this over-recovery; likewise, if less than this level of revenue is collected, an adjustment will be made to future prices in respect of the under-recovery. These variances between allowed and collected revenues and timing of revenue collections for pass-through costs give rise to 'timing' over- and under-recoveries.

The following table summarises management's estimates of such amounts for the two years ended 31 March 2026 and 31 March 2025 for continuing operations. All amounts are shown on a pre-tax basis and, where appropriate, opening balances are restated for exchange adjustments and to correspond with subsequent regulatory filings and calculations, and are translated at the 2025/26 average exchange rate of $1.343:£1.

Timing over/(under)-recoveries
(£ million)	2026	20251
Balance at start of year (restated)	60	1,018
UK Electricity Transmission	(77)	(151)
UK Electricity Distribution	(116)	407
UK Electricity System Operator (sold in 2024/25)	-	(479)
New England	94	57
New York	(537)	(323)
In-year (under)/over-recovery - continuing operations	(636)	(489)
Disposal of UK Electricity System Operator	-	(462)
Balance at end of year	(576)	67

1.  March 2025 balances restated to correspond with 2024/25 regulatory filings and calculations.

In relation to timing under-recoveries, the estimated closing net under-recovered balance at 31 March 2026 (at an average exchange rate of $1.34) was £576 million, comprising: a net £68 million asset to be recovered in UK Electricity Transmission; a net £2 million liability to be returned in UK Electricity Distribution; a net £274 million asset to be recovered in New England; and a net £236 million asset to be recovered in New York (for further details see page 67). In calculating the post-tax effect of these in-year timing recoveries, we impute a tax rate based on the regional marginal tax rates, consistent with the relative mix of UK and US balances.

Major storm costs
We exclude the impact of major storm costs in the US where the aggregate amount is sufficiently material in any given year. Such costs (net of in-year allowances and deductibles) are recoverable under our rate plans but are expensed as incurred under IFRS. Accordingly, where the aggregate total US major storm costs incurred (net of in-year allowances and deductibles) exceeds $100 million in any given year, we exclude the net costs from underlying earnings. In 2025/26, we incurred deferrable storm costs (net of allowances) which are eligible for future recovery of $52 million, but this did not exceed our pre-set $100 million threshold to be excluded from underlying results. In the prior year, we incurred $110 million (£87 million) of deferrable storm costs (net of allowances) before tax, or £64 million post-tax and consequently these were all excluded from our reported underlying results.

Deferred tax in UK regulated businesses
We exclude deferred tax in our UK regulated businesses (NGET and NGED) in our underlying earnings measure. Tax is generally considered to be a pass-through cost by our UK regulator, with revenue tax allowances linked to the level of cash tax expected to be paid in the year. In 2025/26, we excluded £499 million (2025: £401 million) of deferred tax charges from our underlying results.

Segmental operating profit

	Statutory results			Underlying results
(£ million)	2026	2025	change %	2026	2025	change %
UK Electricity Transmission	1,605	1,277	26	1,682	1,428	18
UK Electricity Distribution	1,122	1,598	(30)	1,238	1,203	3
UK Electricity System Operator	-	(213)	(100)	-	115	(100)
New England	947	1,008	(6)	866	924	(6)
New York	1,184	1,269	(7)	1,709	1,450	18
National Grid Ventures	715	5	n/m	327	380	(14)
Other activities	(142)	(10)	n/m	(142)	(143)	(1)
Total operating profit - continuing	5,431	4,934	10	5,680	5,357	6

The following segmental commentaries describe the reasons for the movements in statutory, adjusted and underlying operating profit compared with the prior year. Unless otherwise stated, the discussion of performance in the remainder of this Financial review focuses on underlying results.

UK Electricity Transmission
(£ million)	2026	2025	% change
Revenue	2,898	2,619	11
Operating costs	(1,293)	(1,342)	(4)
Statutory operating profit	1,605	1,277	26
Exceptional items	-	-	-
Adjusted operating profit	1,605	1,277	26
Timing	77	151	n/m
Underlying operating profit	1,682	1,428	18

Underlying net revenue	2,584	2,315	12
Regulated controllable costs (including pensions)	(290)	(293)	(1)
Other operating costs	(62)	(54)	15
Depreciation and amortisation	(550)	(540)	2
Underlying operating profit	1,682	1,428	18
Timing	(77)	(151)	n/m
Adjusted operating profit	1,605	1,277	26

UK Electricity Transmission statutory operating profit was £328 million higher in the year. Timing under-recoveries were £77 million in 2025/26 compared with an under-recovery of £151 million in 2024/25. This year-on-year less adverse under-recovery is mainly the impact of the return in 2024/25 of prior period balances (primarily tax allowances), a lower inflation true-up and a lower in-year recovery on volumes and pass-through costs than 2024/25.

UK Electricity Transmission underlying operating profit increased by 18%. Underlying net revenues were £269 million (12%) higher principally from higher totex allowances (including fast money on ASTI spend) but also the impact of inflationary increases linked to RAV growth.

Regulated controllable costs including pensions were £3 million lower with the impact of inflationary and workload increases, due to a larger workforce to support the growing asset base, being more than offset by efficiency savings, non-recurring benefits related to IT and support service recharges and the reclassifications of insurance recharges. Other costs were slightly higher than the prior year at £62 million, including cost reclassifications, but this was partly offset by lower customer-funded diversions and favourable gains on disposals of assets compared with 2024/25.

The higher depreciation and amortisation principally reflects a higher asset base as a result of continued investment.

UK Electricity Distribution
(£ million)	2026	2025	% change
Revenue	1,937	2,424	(20)
Operating costs	(815)	(826)	(1)
Statutory operating profit	1,122	1,598	(30)
Exceptional items	-	12	(100)
Adjusted operating profit	1,122	1,610	(30)
Timing	116	(407)	n/m
Underlying operating profit	1,238	1,203	3

Underlying net revenue	1,869	1,832	2
Regulated controllable costs (including pensions)	(311)	(302)	3
Other operating costs	(49)	(78)	(37)
Depreciation and amortisation	(271)	(249)	9
Underlying operating profit	1,238	1,203	3
Timing	(116)	407	n/m
Adjusted operating profit	1,122	1,610	(30)

UK Electricity Distribution statutory operating profit was £476 million lower in the year, reflecting the impact of £523 million adverse year-on-year timing movements. Timing under-recoveries of £116 million in 2025/26 were mainly due to the return of prior period balances, principally driven by an over-collection in K-factor (i.e. volumes/prices) in 2024/25 which was effectively returned in 2025/26, partly offset by true-ups for pass-through costs and inflation. This compares with a timing over-recovery of £407 million in the prior year, which was favourably driven by an over-collection of K-factor.

In 2025/26 there were no exceptional costs compared with £12 million of exceptional costs in 2024/25 related to our major transformation programme.

UK Electricity Distribution underlying operating profit increased by £35 million (3%). Underlying net revenues were £37 million higher than the prior year due to the impact of higher inflation, higher totex allowances and improved DSO incentives performance partly offset by lower engineering recharge income.

Regulated controllable costs including pensions were £9 million (3%) higher than the prior year from the impact of increased inspection and maintenance work, combined with investment in capability build and inflation impacts, partly offset by efficiencies achieved. Other costs were £29 million lower, reflecting costs incurred in the prior year associated with Storm Darragh and lower engineering recharges.

Depreciation and amortisation increased by £22 million compared with the prior year due to the increasing asset base.

UK Electricity System Operator
(£ million)	2026	2025	% change
Revenue	-	1,029	(100)
Operating costs	-	(1,242)	(100)
Statutory operating profit	-	(213)	(100)
Exceptional items	-	(151)	(100)
Adjusted operating profit	-	(364)	(100)
Timing	-	479	(100)
Underlying operating profit	-	115	(100)

Underlying net revenue	-	291	(100)
Controllable costs	-	(159)	(100)
Post-retirement benefits	-	(10)	(100)
Other operating costs	-	(7)	(100)
Underlying operating profit	-	115	(100)
Timing	-	(479)	(100)
Adjusted operating profit	-	(364)	(100)

UK Electricity System Operator was purchased by the UK Government on 1 October 2024 and had been classified as 'held for sale' since October 2023. Based on the scale and pass-through nature of the UK Electricity System Operator, it was not considered to be a separate major line of business and hence, did not meet the definition of a discontinued operation under IFRS 5.

UK Electricity System Operator had a statutory operating loss of £213 million in 2024/25 as a result of adverse timing (net of provisions for regulatory liabilities recognised under IFRS). In 2023/24 a £498 million exceptional provision was made for the return of the estimated remaining balance of over-collected revenues at the expected date of disposal (at that time, expected to be June 2024). This provision was partially reversed in 2024/25 generating an exceptional credit of £151 million. Under IFRS a regulatory liability is not usually recognised on balance sheet for the return of such over-recoveries, however due to the intended disposal of this business during 2024/25, a liability was recognised given these amounts were expected to be settled through the planned sale process as opposed to reduced future revenues. The remaining £347 million exceptional provision at the disposal date was reflected in the reported gain on disposal of this business.

During 2024/25, UK Electricity System Operator had a timing under-recovery of £479 million arising from the return of prior period over-recovered balances. The over-recovery was the result of higher revenues collected through the BSUoS fixed price charges compared with total system balancing costs incurred. At the disposal date, the impact of the residual net over-recovered position was assessed when calculating the overall net disposal proceeds.

UK Electricity System Operator underlying operating profit in 2024/25 was £115 million. No depreciation and amortisation was charged while the business was classified as 'held for sale'.

New England
(£ million)	2026	2025	2025 at constant currency	% change at actual currency
Revenue	4,174	4,306	4,293	(3)
Operating costs	(3,227)	(3,298)	(3,343)	(2)
Statutory operating profit	947	1,008	950	(6)
Exceptional items	-	3	3	(100)
Remeasurements	13	(29)	(28)	n/m
Adjusted operating profit	960	982	925	(2)
Timing	(94)	(61)	(57)	n/m
Major storm costs	-	3	3	(100)
Underlying operating profit	866	924	871	(6)

Underlying net revenue	2,629	2,587	2,439	2
Regulated controllable costs	(668)	(706)	(665)	(5)
Post-retirement benefits	(9)	(21)	(20)	(57)
Bad debt expense	(84)	(62)	(59)	35
Other operating costs	(509)	(405)	(382)	26
Depreciation and amortisation	(493)	(469)	(442)	5
Underlying operating profit	866	924	871	(6)
Timing	94	61	57	n/m
Major storm costs	-	(3)	(3)	(100)
Adjusted operating profit	960	982	925	(2)

New England's statutory operating profit was £61 million lower (or £3 million lower on a constant currency basis). This included commodity derivative remeasurement losses of £13 million (£42 million adverse year on year), partially offset by £33 million favourable year-on-year timing movements. Timing over-recoveries of £94 million in 2025/26 are mainly due to the recognition of a receivable for FERC RoE refunds in Mass Electric from New England Transmission Owners (which will be returned to customers in future periods). In 2024/25, timing was over-recovered by £61 million mainly due to phasing of energy efficiency programme spend and commodity costs. In 2024/25, there were £3 million of exceptional items related to £7 million of charges for our major transformation progress and a £4 million gain related to environmental provision movements.

New England's underlying operating profit decreased by £58 million (6%) or £5 million (1%) on a constant currency basis. Underlying net revenue was £42 million higher (£190 million higher at constant currency) driven by updated rates, higher revenues from capital trackers and storm recoveries, partly offset by the adverse impact of the FERC order. New England controllable costs were lower by £38 million (£3 million higher at constant currency) as a result of additional workload and inflation, which were offset by efficiency savings. Bad debt expense increased by £22 million (£25 million at constant currency) as a result of higher accounts receivables and higher reserve rates. Depreciation and amortisation increased by £24 million (£51 million at constant currency) as a result of higher investment. Other costs (on an underlying basis) were £101 million higher (£124 million higher at constant currency) due to higher investment-related expenses and higher property taxes, both driven by the growth in asset base along with higher funded programme costs.

New York
(£ million)	2026	2025	2025 at constant currency	% change at actual currency
Revenue	7,618	6,689	6,307	14
Operating costs	(6,434)	(5,420)	(5,111)	19
Statutory operating profit	1,184	1,269	1,196	(7)
Exceptional items	-	(133)	(125)	(100)
Remeasurements	(12)	(113)	(106)	n/m
Adjusted operating profit	1,172	1,023	965	15
Timing	537	343	323	n/m
Major storm costs	-	84	79	(100)
Underlying operating profit	1,709	1,450	1,367	18

Underlying net revenue	5,042	4,545	4,285	11
Regulated controllable costs	(1,032)	(1,049)	(989)	(2)
Post-retirement benefits	(19)	(33)	(31)	(42)
Bad debt expense	(156)	(141)	(133)	11
Other operating costs	(1,357)	(1,141)	(1,076)	19
Depreciation and amortisation	(769)	(731)	(689)	5
Underlying operating profit	1,709	1,450	1,367	18
Timing	(537)	(343)	(323)	n/m
Major storm costs	-	(84)	(79)	(100)
Adjusted operating profit	1,172	1,023	965	15

New York statutory operating profit was lower by £85 million (or £12 million lower at constant currency). In the prior year New York incurred £133 million of net exceptional credits (a £142 million credit on environmental provision movements, partly offset by a £9 million charge on our major transformation programme). Timing under-recoveries in 2025/26 were £537 million (principally related to revenue decoupling in KEDNY/KEDLI and the impact of levelisation of new rate increases in NIMO, along with lower auction sale prices on transmission wheeling). In 2024/25, timing under-recoveries were £343 million (driven by transmission wheeling and commodity under-recoveries due to colder weather and KEDNY/KEDLI rate levelisation under-recoveries). This resulted in a £194 million adverse year-on-year timing swing (£214 million adverse at constant currency).

New York underlying operating profit increased by £259 million (18%), or £342 million (25% at constant currency). This was driven by higher net underlying revenues which increased by £497 million (11%), or £757 million at constant currency) principally driven by updated rates including higher storm cost allowances and the recovery of previously unremunerated costs (e.g. environmental and property taxes). Regulated controllable costs were £17 million lower (£43 million higher at constant currency) year on year, primarily as a result of increased workload (gas safety and reliability initiatives, CLCPA and increased IT spend on new digital platforms) plus the impact of inflation, partly offset by efficiency savings. Bad debt expense increased by £15 million (£23 million at constant currency) driven by increased customer billings. Depreciation and amortisation increased due to the growth in assets. Other costs (on an underlying basis) increased due to higher storm costs (partly offset by increased storm cost allowances in revenues), higher property taxes, inflation related environmental costs and investment-related costs.

National Grid Ventures
(£ million)	2026	2025	2025 at constant currency	% change at actual currency
Revenue	1,098	1,397	1,362	(21)
Operating costs	(383)	(1,392)	(1,336)	(72)
Statutory operating profit	715	5	26	n/m
Exceptional items	(403)	375	356	n/m
Remeasurements	15	-	-	n/m
Underlying/adjusted operating profit	327	380	380	(14)

Statutory post-tax share of JVs and associates	76	73	71	4
Remeasurements	-	2	2	(100)
Adjusted post-tax share of JVs and associates	76	75	73	1

Analysed by business:
Interconnectors1	227	233	233	(3)
Grain LNG	115	150	150	(23)
US Ventures	(15)	(3)	(3)	n/m
Underlying/adjusted operating profit	327	380	380	(14)

Interconnectors2	70	49	49	43
NG Renewables	-	17	15	(100)
Other	4	9	9	(56)
Adjusted post-tax share of JVs and associates	74	75	73	(1)
Total NGV contribution (underlying/adjusted)	401	455	453	(12)

Interconnectors	7	74	74	(91)
NG Renewables	-	174	163	(100)
Grain LNG	-	47	47	(100)
NG Generation	48	36	33	33
Other	54	47	45	15
Capital investment	109	378	362	(71)
1.
Includes interconnector business development costs and other UK activities.
2.
Includes BritNed and Nemo joint ventures.

National Grid Ventures' statutory operating profit improved by £710 million, principally as a result of a £489 million exceptional gain on sale on the disposal of Grain LNG in November 2025, partly offset by a £96 million exceptional loss on disposal of National Grid Renewables sold in May 2025 (mainly driven by the recycling of cumulative exchange rate adjustments since 2019/20 when this business was originally acquired). This compared with exceptional charges in 2024/25 of £303 million (impairment of our Community Offshore Wind investment), along with £57 million of transaction and separation costs for the planned disposal of National Grid Renewables. Commodity remeasurements were gains of £12 million in 2025/26 compared with losses of £15 million in 2024/25. Our underlying and adjusted results exclude the impact of these exceptional items and remeasurements.

National Grid Ventures' underlying operating profit was £53 million lower than 2024/25. On 29 May 2025 the sale of National Grid Renewables was completed, and on 28 November 2025 the sale of Grain LNG was completed. The sale of Grain LNG in 2025/26 reduced underlying operating profit by £35 million year on year. In the UK, interconnector profits decreased versus the prior year primarily as a result of lower interconnector revenues as market spreads remained low. In the US, profit was lower, due to a £24 million Revolution Wind gain on sale recognised in 2024/25, partly offset by lower development expenditure.

Other
(£ million)	2026	2025	2025 at constant currency	% change at actual currency
Revenue	97	122	118	(20)
Operating costs	(239)	(132)	(128)	81
Statutory operating loss	(142)	(10)	(10)	n/m
Exceptional items	-	133	133	n/m
Underlying/adjusted operating loss	(142)	(143)	(143)	(1)

Analysed by business:
Property	46	54	54	(15)
NG Partners	11	(82)	(81)	(113)
Corporate and other activities	(199)	(115)	(116)	73
Adjusted operating loss	(142)	(143)	(143)	(1)

Other activities incurred a statutory operating loss of £142 million (2025: £10 million loss, which included a £187 million exceptional gain on disposal of UK Electricity System Operator, £46 million of exceptional charges related to our major transformation programme and £8 million of exceptional transaction and separation costs incurred by our corporate function related to the planned disposal of our Grain LNG business). Following a review of strategic priorities in 2025/26, the major transformation programme launched in 2024 has been reshaped and the associated programme costs in the current year no longer meet the quantitative threshold to be treated as exceptional.

Other activities' underlying operating loss was £142 million (including corporate costs) in 2025/26 compared with £143 million loss in 2024/25. This improvement was driven by favourable year on year fair value movements in our NG Partners investment portfolio and higher insurance captive profits, mostly offset by increases in central costs to help deliver our overall group efficiency programme and other corporate centre cost increases along with lower UK property sales in 2025/26 compared with the prior year.

Summary income statement

	Statutory results - continuing			Underlying results
(£ million)	2026	2025	change %	2026	2025	change %
Total operating profit	5,431	4,934	10	5,680	5,357	6
Net finance costs	(1,325)	(1,357)	2	(1,271)	(1,361)	7
Share of post-tax results of joint ventures and associates	76	73	4	76	75	1
Profit before tax	4,182	3,650	15	4,485	4,071	10
Tax	(939)	(821)	(14)	(624)	(616)	(1)
Profit after tax	3,243	2,829	15	3,861	3,455	12
Non-controlling interest	(2)	(3)	33	(2)	(3)	33
Earnings	3,241	2,826	15	3,859	3,452	12
EPS (pence)	65.5	60.0	9	78.0	73.3	6

Net finance costs
Statutory net finance costs of £1,325 million were down from £1,357 million in 2024/25 and included derivative remeasurement net losses of £54 million (2025: £4 million net gains). Underlying net finance costs of £1,271 million for 2025/26 were £90 million or 7% lower (£37 million or 3% lower at constant currency) than 2024/25. Net debt related finance costs were £89 million higher (£146 million higher at constant currency), driven by higher levels of average net debt (to fund our capex programme) and slightly higher interest rates, partly offset by gains on favourable debt buy-backs. The effective interest rate for continuing operations of 4.3% is 20bps higher than the prior year rate. Other interest was favourable year on year reflecting £122 million higher capitalised interest, principally attributable to the step up in ASTI investment in UK Electricity Transmission, along with favourable pension and OPEB interest income, lower discount unwind on provisions and higher other interest income.

Joint ventures and associates
The Group's share of net profits from joint ventures and associates on a statutory basis increased to £76 million (2025: £73 million). Due to the sale of our Emerald joint venture on 29 May 2025, there are no derivative remeasurements in the current year (2025: £2 million of losses). On an adjusted basis, the share of net profits from joint ventures and associates increased by £1 million compared with 2024/25, mostly reflecting higher BritNed revenues driven by higher auction prices, offset by a shorter ownership period of our Emerald joint venture, which was sold as part of the National Grid Renewables disposal.

Tax
The statutory tax charge for continuing operations was £939 million (2025: £821 million) including the impact of tax on exceptional items and remeasurements of £16 million credit (2025: £40 million credit). The adjusted tax charge for continuing operations was £955 million (2025: £861 million), resulting in an adjusted effective tax rate for continuing operations (excluding profits from joint ventures and associates) of 25.3% (2025: 25.3%).

The underlying tax charge for the year (a non-GAAP measure) was £624 million (2025: £616 million). The underlying effective tax rate (excluding joint ventures and associates) of 14.2% was 120bps lower than last year (2025: 15.4%). This is mainly due to profit mix within the Group being more weighted towards NGET and higher levels of capital investment in NGED leading to a lower underlying tax charge. Our definition of underlying tax excludes deferred tax for NGET and NGED (as these entities do not receive a regulatory revenue allowance for tax that has not yet been paid i.e. current tax is effectively a pass-through from a regulatory perspective).

Cash flow, net debt and funding
Net debt is the aggregate of cash and cash equivalents, borrowings, current financial and other investments and derivatives (excluding commodity contract derivatives) as disclosed in note 11 to the financial statements. 'Adjusted net debt' used for the RCF/adjusted net debt calculation is principally adjusted for pension deficits and hybrid debt instruments. For a full reconciliation see page 69. The following table summarises the Group's cash flow for the year, reconciling this to the change in net debt.

Summary cash flow statement
(£ million)	2026	2025	change %
Cash generated from continuing operations	7,861	6,991	12
Purchase of intangibles, PP&E, investments in JVs and acquisition of financial investments (net of disposals)	(10,601)	(9,713)	(9)
Dividends from JVs and associates	105	126	(17)
Business net cash outflow from continuing operations	(2,635)	(2,596)	(2)
Net interest paid	(1,701)	(1,588)	(7)
Net tax paid	(32)	(183)	83
Cash dividends paid	(1,623)	(1,529)	(6)
Other cash movements	39	11	255
Net cash outflow (continuing)	(5,952)	(5,885)	(1)
Disposals of subsidiaries and associates1	2,809	1,263	122
Discontinued operations	-	22	(100)
Rights Issue (net of costs)	-	6,839	(100)
Other, including net financing raised/(repaid) in year	2,195	(1,474)	n/m
(Decrease)/increase in cash and cash equivalents	(948)	765	n/m

Reconciliation to movement in net debt
(Decrease)/increase in cash and cash equivalents	(948)	765	n/m
Less: other net cash flows from investing and financing transactions	(2,195)	1,474	n/m
Net debt reclassified to held for sale	-	(55)	100
Impact of foreign exchange movements on opening net debt	624	528	18
Other non-cash movements	(270)	(476)	43
(Increase)/decrease in net debt	(2,789)	2,236	n/m
Net debt at start of year	(41,371)	(43,607)	5
Net debt at end of year	(44,160)	(41,371)	(7)
1.
Cash proceeds of £1,499 million for Grain LNG (less £163 million balance of cash and cash equivalents disposed) and £1,531 million for National Grid Renewables (less £58 million balance of cash and cash equivalents disposed) (2025: cash proceeds of £628 million for ESO (less £51 million balance of cash and cash equivalents disposed) and £686 million for the disposal of 20% retained interest in National Gas Transmission.

Cash flow generated from continuing operations was £7.9 billion, £0.9 billion higher than last year, mainly due to higher net revenues (i.e. after deducting pass-through costs) increasing operating profit and favourable working capital inflows. Cash expended on investment activities increased as a result of continued growth in our regulated businesses including a significant step-up of cash capital investment in UK Electricity Transmission which was £1.1 billion higher than the prior year, along with higher investment in New York, New England and UK Electricity Distribution. This includes ongoing cash investment in Grain LNG and National Grid Renewables, subsequent to these businesses being reclassified as held for sale.

Net interest paid increased mainly as a result of lower interest income following Rights Issue proceeds being utilised to fund the capital investment programme across the Group, along with the impact of the timing of cash interest payments (accrued interest movements), partly offset by a higher average level of net debt. The Group made net tax payments of £32 million (2025: £183 million) during 2025/26. This decrease mainly related to lower cash tax payable in our US business as a result of offsetting losses and lower cash tax payable in the UK as a result of our expanding capital programme.

The higher cash dividend reflected a lower weighted average scrip uptake of 28% in the current year (2025: 31%) along with the annual inflationary increase and a higher share count.

In 2025/26, we completed the sale of our National Grid Renewables business for net cash proceeds of £1,473 million and also sold our UK Grain LNG business for net cash proceeds of £1,336 million. These net cash proceeds exclude cash balances sold with these businesses and exclude a provision for estimated post closing capital expenditure obligations (see note 9). In 2024/25 we had cash inflows of £628 million from the sale of our UK Electricity System Operator business to the UK. We also sold our final 20% interest in National Gas Transmission for proceeds of £686 million.

The Board has considered the Group's ability to finance normal operations as well as funding a significant capital programme. This includes stress testing of the Group's finances under a 'reasonable worst-case' scenario, assessing the timing of the sale of businesses held for sale and the further levers at the Board's discretion to ensure our businesses are adequately financed. As a result, the Board has concluded that the Group will have adequate resources to do so.

Financial strength

Our overall Group credit rating remains at a strong investment grade level, BBB+/Baa1 with stable outlook
During the year we raised £4.2 billion of new long-term senior debt to refinance maturing debt and to fund a portion of our significant capital programme. In addition, we signed £2.4 billion of new loan facilities, undrawn as at 31 March 2026, which we expect to draw in the future, including £1.7 billion across two loan facilities that are guaranteed by European Export Credit Agencies and which are aligned with our Green Financing Framework. Finally, on 13 April 2026, National Grid North America Inc. signed a new £0.7 billion equivalent term loan.

As at 13 May 2026, we have £8.0 billion of undrawn committed facilities available for general corporate purposes, all of which have expiry dates no earlier than May 2027. National Grid's balance sheet remains robust, with strong overall investment grade ratings from Moody's, Standard & Poor's (S&P) and Fitch.

Regulatory gearing was maintained at 61% as at 31 March 2026 (2025: 61%). Regulatory gearing is a non-GAAP measure and is calculated as net debt as a proportion of total regulatory asset value and other business invested capital. Beneficial inflows from the proceeds for the sales of businesses (National Grid Renewables and Grain LNG) were offset by financing outflows for net interest and dividend payments. Taking into account the benefit of our hybrid debt, adjusted gearing as at 31 March 2026 was 61% (2025: 60%).

Retained cash flow as a proportion of adjusted net debt was 9.3%. We remain committed to maintaining the current strong overall investment grade credit rating for the Group. National Grid currently has strong investment grade credit ratings across almost all of its major operating companies, as well as senior unsecured debt ratings at the holding company, National Grid plc, at Baa2/BBB/BBB from Moody's, S&P and Fitch respectively. We consider these ratings critical to optimising our cost of capital and deliver appropriate access to capital markets. We expect to maintain credit metrics above our thresholds for our current group credit ratings through to at least the end of the RIIO-T3 price control period, with thresholds of 10% for S&P's and Moody's FFO/adjusted net debt, and 7% for Moody's RCF/adjusted net debt.

Dividend increase of 3.8% recommended for 2025/26
The Board has recommended a final dividend of 32.14p per ordinary share ($2.1738 per American Depository Share), which will be paid on 23 July 2026 to shareholders on the register of members as at 29 May 2026. If approved, this will bring the full-year dividend to 48.49p per ordinary share, representing an increase of 3.8% to the dividend per share for 2024/25. This is in line with the increase in average UK CPIH inflation for the year ended 31 March 2026 as set out in our dividend policy.

The Board aims to grow annual dividend per share (DPS) in line with UK CPIH, thus maintaining the DPS in real terms. The Board will review this policy regularly, taking into account a range of factors including expected business performance and regulatory developments.

At 31 March 2026, National Grid plc had £17.0 billion of distributable reserves, which is sufficient to cover more than five years of forecast Group dividends. If approved, the final dividend will absorb approximately £1,598 million of shareholders' funds. The 2025/26 full dividend is covered approximately 1.6x by underlying earnings.

The Directors consider the Group's capital structure at least twice a year when proposing an interim and final dividend and aim to maintain distributable reserves that provide adequate cover for dividend payments.

A scrip dividend alternative will again be offered in respect of the 2025/26 final dividend.

Capital investment and asset growth

A balanced portfolio to deliver asset and dividend growth
National Grid seeks to create value for shareholders through developing a balanced portfolio of businesses that offer an attractive combination of asset growth and cash returns.

Strong organic growth driven by critical investment
In 2025/26, we achieved asset growth of 10.9% driven by our capital investment programme alongside RAV indexation. This investment continued our focus on building and maintaining world-class networks that are safe, reliable, resilient and ready for the future. It is specifically focused on our regulated businesses, with the objective of upgrading and modernising ageing infrastructure, in both the UK and US, to meet the changing needs of customers and to drive the decarbonisation of energy supply.

In 2026/27, we expect Group capital investment to be around £13 billion.

We are confident that this high-quality growth will continue to generate attractive returns for shareholders and add to our long-term investment proposition of sustainable asset and income growth.

£11.6 billion of capital investment in 2025/26, 18% higher at actual exchanges rates (21% higher at constant currency)
We continued to make significant investments in critical energy infrastructure during 2025/26. Total capital investment for continuing operations across the Group was £11,576 million, an increase of £1,729 million, 18% compared to the prior year.

Capital investment
Year ended 31 March (£ million)	At actual exchange rates			At constant currency
	2026	2025	% change	2026	2025	% change
UK Electricity Transmission	4,372	2,999	46%	4,372	2,999	46%
UK Electricity Distribution	1,617	1,426	13%	1,617	1,426	13%
New England	2,043	1,751	17%	2,043	1,650	24%
New York	3,428	3,289	4%	3,428	3,101	11%
National Grid Ventures	109	378	(71%)	109	362	(70%)
Other	7	4	75%	7	4	75%
Total capital investment	11,576	9,847	18%	11,576	9,542	21%

Capital investment represents additions to property, plant and equipment, prepayments to suppliers to secure production capacity in relation to our capital projects, non-current intangibles and additional equity investments in joint ventures and associates. Capital investments exclude additions for assets or businesses from the point they are classified as held for sale.

UK Electricity Transmission investment was £1,373 million higher than 2024/25 with this 46% increase primarily driven by expenditure on strategic investment (both Wave 1 and Wave 2 projects) including offshore spend on EGL4 and Sea Link capacity reserve advance payments, and increased onshore spend including North London Reinforcement, Yorkshire Green, Tilbury-Grain and Norwich-Tilbury along with other smaller projects. In addition, investment was higher from progress on projects such as Uxbridge Moor, Wallend and Margam and also increased for IT and cyber including a new state-of-the-art control room and Supervisory Control and Data Acquisition (SCADA) system. Capitalised interest and interest on prepayments of £229 million was £86 million higher than the prior year due to higher levels of assets under construction.

UK Electricity Distribution increased by £191 million primarily due to increased asset replacement and refurbishment, higher reinforcement works (in line with the scale up under RIIO-ED2), along with higher non-load capex driven by higher volumes across overhead lines and diversions and increased investment in IT and telecoms.

In New England capital investment increased by £292 million (up £393 million at constant currency) compared with the prior year. This was driven by spend on electric distribution including increases in asset condition and system capacity, as well as grid modernisation through Advanced Metering Infrastructure and Fault Location Isolation and Service Restoration (FLISR), higher electric transmission investment primarily from asset condition and system capacity work, along with an increase in IT investment. Investment in gas distribution remained relatively stable, with lower Gas System Enhancement Plan activity being partly offset by increased enhanced safety regulation compliance investment.

Capital investment in New York was £139 million higher (up £327 million at constant currency) compared with the prior year. The principal driver of this was higher electric investment, driven by system reinforcement and increasing capacity to fulfil clean energy investment commitments (Upstate Upgrade and Climate Leadership and Community Protection Act programmes) but also higher from an increase in the level of IT system development. Investment in our gas networks was lower than in the prior year, with reduced investment on our mains replacement programme, partly offset by higher spend on city state construction and other mandated programme spend.

Capital investment in National Grid Ventures was £269 million lower (£253 million lower at constant currency) with £210 million of this decrease attributable to the disposals of NG Renewables and Grain LNG, and £53 million reflects the completion of construction of Viking Link interconnector during 2024/25.

Achieved asset growth of 10.9% and regulated asset growth of 11.7%
During 2025/26, UK RAV increased by 12.8% (2025: 9.8%) including the impact of CPIH inflation on RAV indexation, partly offset by RAV depreciation. The US rate base grew strongly by 10.3% during the year (2025: 11.5%). This resulted in an overall 'regulated asset growth' (i.e. UK RAV and US rate base) of 11.7% (2025: 10.5%). Asset growth in NGV and Other was 4.3% primarily as a result of investment in IT systems in our US Servco, which will be used to support our US operating companies.

For 2025/26, asset growth was 10.9% and regulated asset growth was 11.7%, which excludes the impact of the reduction in assets from the sales of NG Renewables and Grain LNG during the year (2024/25: excluding the reduction in RAV as a result of the sale of the UK Electricity System Operator business, based on an estimated RAV value at the date of disposal).

For detailed calculations of asset growth and regulated asset growth see page 79.

Assets		Sale of Grain LNG and NG Renewables
Year ended 31 March (£ million at constant currency)	2026		2025	increase	% change
UK RAV	36,986	-	32,779	4,207	12.8%
US rate base	29,452	-	26,694	2,758	10.3%
Total RAV and rate base ('regulated asset growth')	66,438	-	59,473	6,965	11.7%
NGV and Other businesses	5,545	(2,032)	7,266	311	4.3%
Total assets ('asset growth')	71,983	(2,032)	66,739	7,276	10.9%

Provisional 2026/27 financial timetable
Date	Event
14 May 2026	2025/26 Full Year Results
28 May 2026	Ex-dividend date for 2025/26 final dividend - ordinary shares
29 May 2026	Ex-dividend date for 2025/26 final dividend - ADRs
29 May 2026	Record date for 2025/26 final dividend
4 June 2026	Scrip reference price announced for 2025/26 final dividend
15 June 2026 (5pm EDT)	Scrip election date for 2025/26 final dividend - ADRs
18 June 2026 (5pm BST)	Scrip election date for 2025/26 final dividend - ordinary shares
14 July 2026	2026 Annual General Meeting
23 July 2026	2025/26 final dividend paid to qualifying shareholders
5 November 2026	2026/27 Half Year Results
19 November 2026	Ex-dividend date for 2026/27 interim dividend - ordinary shares
20 November 2026	Ex-dividend date for 2026/27 interim dividend - ADRs
20 November 2026	Record date for 2026/27 interim dividend
26 November 2026	Scrip reference price announced for 2026/27 interim dividend
7 December 2026 (5pm EST)	Scrip election date for 2026/27 interim dividend - ADRs
10 December 2026 (5pm GMT)	Scrip election date for 2026/27 interim dividend - ordinary shares
12 January 2027	2026/27 interim dividend paid to qualifying shareholders

American Depositary Receipt (ADR) Deposit Agreement
The Company's Deposit agreement under which the ADRs are issued allows a fee of up to $0.05 per ADR to be charged for any cash distribution made to ADR holders, including cash dividends. ADR holders who receive cash in relation to the 2025/26 final dividend will be charged a fee of $0.02 per ADR by the Depositary prior to distribution of the cash dividend.

CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid's (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as 'aims', 'anticipates', 'expects', 'should', 'intends', 'plans', 'believes', 'outlook', 'seeks', 'estimates', 'targets', 'may', 'will', 'continue', 'project' and similar expressions, as well as statements in the future tense, identify forward-looking statements. This announcement also references sustainability-related targets and sustainability-related risks (including climate-related targets and climate-related risks) which differ from conventional financial risks in that they are complex, novel and tend to involve projection over long term scenarios which are subject to significant uncertainty and change. These forward-looking statements and targets are not guarantees of National Grid's future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements and targets. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators, including those relating to current and upcoming price controls in the UK and rate cases in the US; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities; reliability of and access to IT systems, including due to the failure of or unauthorised access to or deliberate breaches of National Grid's systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid's peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including affordability considerations, as well as against targets and standards designed to support its role in the energy transition; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid's borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries' transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid's regulated businesses, and whether aspects of its activities are contestable; the funding requirements and performance of National Grid's pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid's employees or breaches of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology, including AI; the risk that global actions may not be effective in transitioning to net zero and in managing relevant ESG risks, including in particular climate, nature-related and human rights risks; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources, which may result in the Company's failure to achieve the expected benefits of its strategic priorities; and the need to grow the Company's business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including its strategic infrastructure projects and joint ventures. Furthermore, in preparing the ESG-related information contained in this document, National Grid has made a number of key judgements, estimations and assumptions, and the processes and issues involved are complex. The ESG data, models and methodologies used are often relatively new, are rapidly evolving and are not of the same standard as those available in the context of other financial information, nor are they subject to the same or equivalent disclosure standards, historical reference points, benchmarks or globally accepted accounting principles. This means the ESG-related forward-looking statements and ESG metrics discussed in this document carry an additional degree of inherent risk and uncertainty. For further details regarding these and other assumptions, risks and uncertainties that may affect National Grid, please read the Strategic Report section and the 'Risk factors' on pages 263 to 268 of National Grid's Annual Report and Accounts for the year ended 31 March 2025, as updated by the principal risks and uncertainties statement on page 44 of the Company's half year results statement published on 6 November 2025. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

Glossary
Term	Meaning
ADR	American Depositary Receipt
APM	Alternative Performance Measure
ASTI	Accelerated Strategic Transmission Investment
CAGR	Compound Annual Growth Rate
CLCPA	Climate Leadership and Community Protection Act
CPIH	UK Consumer Prices Index including Owner Occupiers' Housing Costs
DPS	Dividend Per Share
DSO	Distribution System Operator
EGL1	Eastern Green Link 1: Torness to Hawthorn Pit (ASTI project); JV with SP Energy Networks
EGL2	Eastern Green Link 2: Peterhead to Drax (ASTI Project); JV with SSEN
EGL3	Eastern Green Link 3: Aberdeenshire to Anderby Creek (ASTI Project); JV with SSEN
EGL4	Eastern Green Link 4: Fife to Anderby Creek (ASTI Project); JV with SP Energy Networks
ESMP	Electric Sector Modernization Plan
ESO	Electricity System Operator
FERC	Federal Energy Regulatory Commission
FFO	Funds from Operations
FLISR	Fault Location Isolation and Service Restoration
HVDC	High Voltage Direct Current
KEDNY and KEDLI	KeySpan Energy Delivery New York (KEDNY) and KeySpan Energy Delivery Long Island (KEDLI)
LIPA	Long Island Power Authority
LNG	Liquefied Natural Gas
LTIFR	Lost Time Injury Frequency Rate
MADPU	Massachusetts Department of Public Utilities (state energy regulator)
MECO	Massachusetts Electric Company
NESE	Williams' Northeast Supply Enhancement pipeline project
NESO	National Energy System Operator
NGED/UK ED	National Grid Electricity Distribution
NGET/UK ET	National Grid Electricity Transmission
NGV	National Grid Ventures
NIMO	Niagara Mohawk (National Grid's electric and gas distribution business in upstate New York)
NYPSC	New York Public Service Commission (state energy regulator)
OpCo	Operating Company
RAV	Regulated Asset Value
RCF	Retained Cash Flow
RIIO	"Revenue = Incentives + Innovation + Outputs" a Price control Framework used by the UK regulator OFGEM
RoE	Return on Equity
RPI	Retail Price Index
RPM	Regulatory Performance Measure
SCADA	Supervisory Control and Data Acquisition
UK CPIH	UK Consumer Prices Index including Owner Occupiers' Housing Costs
US CPI	US Consumer Prices Index

Consolidated income statement
for the years ended 31 March

2026	Notes	Before exceptional items and remeasurements £m	Exceptional items and remeasurements (see note 4) £m	Total £m

Continuing operations
Revenue	2(a),3	17,687	-	17,687
Impairment losses on financial assets		(243)	-	(243)
Other operating costs	4	(12,400)	(102)	(12,502)
Operating profit	2(b)	5,044	387	5,431
Finance income	4,5	378	2	380
Finance costs	4,5	(1,649)	(56)	(1,705)
Share of post-tax results of joint ventures and associates		76	-	76
Profit before tax	2(b)	3,849	333	4,182
Tax	4,6	(955)	16	(939)
Total profit for the year		2,894	349	3,243
Attributable to:
Equity shareholders of the parent		2,892	349	3,241
Non-controlling interests		2	-	2
Earnings per share (pence)
Basic earnings per share - continuing	7			65.5
Diluted earnings per share - continuing	7			65.2

2025	Notes	Before exceptional items and remeasurements £m	Exceptional items and remeasurements (see note 4) £m	Total £m

Continuing operations
Revenue	2(a),3	18,378	-	18,378
Impairment losses on financial assets		(200)	-	(200)
Other operating costs	4	(13,413)	169	(13,244)
Operating profit	2(b)	4,765	169	4,934
Finance income	4,5	449	1	450
Finance costs	4,5	(1,810)	3	(1,807)
Share of post-tax results of joint ventures and associates		75	(2)	73
Profit before tax	2(b)	3,479	171	3,650
Tax	4,6	(861)	40	(821)
Profit after tax from continuing operations		2,618	211	2,829
Profit after tax from discontinued operations	9	4	72	76
Total profit for the year		2,622	283	2,905
Attributable to:
Equity shareholders of the parent		2,619	283	2,902
Non-controlling interests		3	-	3
Earnings per share (pence)
Basic earnings per share (continuing)	7			60.0
Diluted earnings per share (continuing)	7			59.8
Basic earnings per share (continuing and discontinued)	7			61.6
Diluted earnings per share (continuing and discontinued)	7			61.4

Consolidated statement of comprehensive income
for the years ended 31 March

		2026	2025
	Notes	£m	£m
Profit after tax from continuing operations		3,243	2,829
Profit after tax from discontinued operations		-	76
Other comprehensive income from continuing operations
Items from continuing operations that will never be reclassified to profit or loss:
Remeasurement gains/(losses) on pension assets and post-retirement benefit obligations		132	(106)
Net gains/(losses) in respect of cash flow hedging of capital expenditure		22	(16)
Tax on items that will never be reclassified to profit or loss		(44)	27
Total items from continuing operations that will never be reclassified to profit or loss		110	(95)
Items from continuing operations that may be reclassified subsequently to profit or loss:
Retranslation of net assets offset by net investment hedge		(348)	(352)
Exchange differences reclassified to the consolidated income statement on disposal		76	-
Net (losses)/gains in respect of cash flow hedges		(120)	218
Net gains/(losses) in respect of cost of hedging		36	(52)
Net gains on investment in debt instruments measured at fair value through other comprehensive income		8	1
Tax on items that may be reclassified subsequently to profit or loss	6	21	(40)
Total items from continuing operations that may be reclassified subsequently to profit or loss		(327)	(225)
Other comprehensive loss		(217)	(320)
Other comprehensive (loss)/income for the year from discontinued operations, net of tax	9	-	(10)
Other comprehensive loss		(217)	(330)
Total comprehensive income for the year from continuing operations		3,026	2,509
Total comprehensive income for the year from discontinued operations	9	-	66
Total comprehensive income for the year		3,026	2,575
Attributable to:
Equity shareholders of the parent
From continuing operations		3,022	2,508
From discontinued operations		-	66
		3,022	2,574
Non-controlling interests
From continuing operations		4	1

Consolidated statement of changes in equity
for the years ended 31 March

	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves £m	Total share-holders' equity £m	Non- controlling interests £m	Total equity £m
At 1 April 2024	493	1,298	32,066	(3,990)	29,867	25	29,892
Profit for the year	-	-	2,902	-	2,902	3	2,905
Other comprehensive loss for the year	-	-	(80)	(248)	(328)	(2)	(330)
Total comprehensive income/(loss) for the year	-	-	2,822	(248)	2,574	1	2,575
Rights Issue	135	-	-	6,704	6,839	-	6,839
Transfer between reserves	-	-	6,704	(6,704)	-	-	-
Equity dividends	-	-	(1,529)	-	(1,529)	-	(1,529)
Scrip dividend-related share issue1	10	(10)	-	-	-	-	-
Issue of treasury shares	-	-	18	-	18	-	18
Transactions in own shares	-	4	(11)	-	(7)	-	(7)
Other movements in non-controlling interests	-	-	-	-	-	(3)	(3)
Share-based payments	-	-	37	-	37	-	37
Tax on share-based payments	-	-	(1)	-	(1)	-	(1)
Cash flow hedges transferred to the statement of financial position, net of tax	-	-	-	5	5	-	5
1 April 2025	638	1,292	40,106	(4,233)	37,803	23	37,826
Profit for the year	-	-	3,241	-	3,241	2	3,243
Other comprehensive income/(loss) for the year	-	-	93	(312)	(219)	2	(217)
Total comprehensive income/(loss) for the year	-	-	3,334	(312)	3,022	4	3,026
Equity dividends	-	-	(1,623)	-	(1,623)	-	(1,623)
Scrip dividend-related share issue1	9	(9)	-	-	-	-	-
Issue of treasury shares	-	-	40	-	40	-	40
Transactions in own shares	-	2	(3)	-	(1)	-	(1)
Other movements in non-controlling interests	-	-	-	-	-	4	4
Share-based payments	-	-	45	-	45	-	45
Tax on share-based payments	-	-	10	-	10	-	10
Cash flow hedges transferred to the statement of financial position, net of tax	-	-	-	3	3	-	3
At 31 March 2026	647	1,285	41,909	(4,542)	39,299	31	39,330
1.
Included within the share premium account are costs associated with scrip dividends.

Consolidated statement of financial position
as at 31 March

		2026	2025
	Notes	£m	£m
Non-current assets
Goodwill		9,417	9,532
Other intangible assets		3,879	3,564
Property, plant and equipment		81,520	74,091
Other non-current assets		1,384	959
Pensions and other post-retirement benefit assets	10	2,507	2,489
Financial and other investments		842	798
Investments in joint ventures and associates		624	608
Derivative financial assets		623	369
Total non-current assets		100,796	92,410
Current assets
Inventories		559	557
Trade and other receivables		3,867	4,092
Current tax assets		16	11
Financial and other investments		2,453	5,753
Derivative financial assets		215	113
Cash and cash equivalents		375	1,178
Assets held for sale	9	-	2,628
Total current assets		7,485	14,332
Total assets		108,281	106,742
Current liabilities
Borrowings		(3,900)	(4,662)
Derivative financial liabilities		(268)	(381)
Trade and other payables		(5,049)	(4,472)
Contract liabilities		(110)	(96)
Current tax liabilities		(45)	(219)
Provisions		(425)	(357)
Liabilities held for sale	9	-	(434)
Total current liabilities		(9,797)	(10,621)
Non-current liabilities
Borrowings		(42,855)	(42,877)
Derivative financial liabilities		(750)	(821)
Other non-current liabilities		(1,114)	(876)
Contract liabilities		(2,699)	(2,418)
Deferred tax liabilities		(9,040)	(8,038)
Pensions and other post-retirement benefit obligations	10	(360)	(573)
Provisions		(2,336)	(2,692)
Total non-current liabilities		(59,154)	(58,295)
Total liabilities		(68,951)	(68,916)
Net assets		39,330	37,826
Equity
Share capital		647	638
Share premium account		1,285	1,292
Retained earnings		41,909	40,106
Other equity reserves		(4,542)	(4,233)
Total shareholders' equity		39,299	37,803
Non-controlling interests		31	23
Total equity		39,330	37,826

Consolidated cash flow statement
for the years ended 31 March

		2026	2025
	Notes	£m	£m
Cash flows from operating activities
Total operating profit from continuing operations	2(b)	5,431	4,934
Adjustments for:
Exceptional items and remeasurements	4	(387)	(169)
Other fair value movements		(31)	66
Depreciation, amortisation and impairment		2,247	2,175
Share-based payments		45	37
Changes in working capital		759	104
Changes in provisions		(127)	10
Changes in pensions and other post-retirement benefit obligations		(31)	(90)
Cash flows relating to exceptional items		(45)	(76)
Cash generated from operations - continuing operations		7,861	6,991
Tax paid		(32)	(183)
Net cash inflow from operating activities - continuing operations		7,829	6,808
Cash flows from investing activities
Purchases of intangible assets		(586)	(526)
Purchases of property, plant and equipment		(9,989)	(8,780)
Disposals of property, plant and equipment		68	26
Investments in joint ventures and associates		(94)	(396)
Dividends received from joint ventures, associates and other investments		105	126
Disposal of interest in National Grid Renewables1	9	1,473	-
Disposal of interest in Grain LNG1	9	1,336	-
Disposal of interest in the UK Electricity System Operator1		-	577
Disposal of interest in the UK Gas Transmission business1	9	-	686
Disposal of financial and other investments		67	85
Acquisition of financial investments		(67)	(122)
Net movements in short-term financial investments		3,285	(2,606)
Interest received		231	332
Cash inflows on derivatives		20	11
Cash outflows on derivatives		(6)	(6)
Net cash flow used in investing activities - continuing operations		(4,157)	(10,593)
Net cash flow from investing activities - discontinued operations		-	22
Cash flows from financing activities
Proceeds of Rights Issue		-	7,001
Transaction fees related to Rights Issue		-	(162)
Proceeds from issue of treasury shares		40	18
Transactions in own shares		(1)	(7)
Proceeds received from loans		4,172	3,237
Repayment of loans		(2,961)	(2,861)
Payments of lease liabilities		(145)	(130)
Net movements in short-term borrowings		(2,225)	925
Cash inflows on derivatives		93	62
Cash outflows on derivatives		(38)	(106)
Interest paid		(1,932)	(1,920)
Dividends paid to shareholders		(1,623)	(1,529)
Net cash flow (used in)/from financing activities - continuing operations		(4,620)	4,528
Net (decrease)/increase in cash and cash equivalents		(948)	765
Reclassification to held for sale		153	(123)
Exchange movements		(8)	(23)
Cash and cash equivalents at start of year		1,178	559
Cash and cash equivalents at end of year		375	1,178
1.
Balances consist of cash proceeds received, net of cash disposed.

Notes

1.   Basis of preparation and recent accounting developments

The full year financial information contained in this announcement, which does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006, has been derived from the statutory accounts for the year ended 31 March 2026, which will be filed with the Registrar of Companies in due course. Statutory accounts for the year ended 31 March 2025 have been filed with the Registrar of Companies. The auditors' report on each of these statutory accounts was unqualified and did not contain a statement under Section 498 of the Companies Act 2006.

The full year financial information has been prepared in accordance with the accounting policies applicable for the year ended 31 March 2026 which are consistent with those applied in the preparation of our Annual Report and Accounts for the year ended 31 March 2025, with the exception of any new standards or interpretations adopted during the year.

Our income statement and segmental analysis separately identify financial results before and after exceptional items and remeasurements. We continue to use a columnar presentation as we consider it improves the clarity of the presentation, and assists users of the financial statements to understand the results. The Directors believe that presentation of the results in this way is relevant to an understanding of the Group's financial performance. The inclusion of total profit for the period from continuing operations before exceptional items and remeasurements forms part of the incentive target set annually for remunerating certain Executive Directors and accordingly we believe it is important for users of the financial statements to understand how this compares to our results on a statutory basis and period on period.

Areas of judgement and key sources of estimation uncertainty

Areas of judgement that have the most significant effect on the amounts recognised in the financial statements are:

–
categorisation of certain items as exceptional items or remeasurements and the definition of adjusted earnings (see notes 4 and 7). In applying the Group's exceptional items framework, we have considered a number of key matters, as detailed in note 4; and
–
the judgement that, notwithstanding legislation enacted and targets committing the states of New York and Massachusetts to achieving net zero greenhouse gas emissions by 2050, these do not shorten the remaining useful economic lives (UELs) of our US gas network assets, which we consider will have an expected use and utility beyond 2050 (see other areas of estimation uncertainty below).
Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:

–
the future cash flows and real discount rates applied in determining the US environmental provisions, in particular relating to two Superfund sites and certain other legacy Manufacturing Gas Plant (MGP) sites (see note 4); and
–
the valuation of liabilities for pensions and other post-retirement benefits (see note 10).
Other areas of estimation uncertainty

A further area of estimation uncertainty pertains to the estimates made regarding the UELs of our gas network assets due to uncertainty over the pace of delivery of the energy transition and the multiple pathways by which it could be delivered. Our estimates consider anticipated changes in customer behaviour and developments in new technology, the potential to decarbonise fuel through the use of renewable natural gas and green hydrogen, and the feasibility and affordability of increased electrification.

New accounting standards and interpretations effective for the year ended 31 March 2026

The Group adopted the following amendments to standards which have had no material impact on the Group's results or financial statement disclosures:

–
amendments to IAS 21 'Lack of exchangeability'.

1.   Basis of preparation and recent accounting developments continued

New accounting standards not yet adopted

The following new accounting standards and amendments to existing standards have been issued but are not yet effective or have not yet been endorsed by the UK:

–
IFRS 18 'Presentation and Disclosure in Financial Statements';
–
IFRS 9 and IFRS 7 'Amendments to the Classification and Measurement of Financial Instruments';
–
Amendments to IFRS 9 and IFRS 7 'Contracts Referencing Nature-dependent Electricity';
–
Annual Improvements to IFRS Accounting Standards - Volume 11; and
–
IFRS 19 'Subsidiaries without Public Accountability: Disclosures'.
Effective dates will be subject to the UK endorsement process.

The Group is currently assessing the impact of the above standards, but they are not expected to have a material impact other than in respect of IFRS 18.

IFRS 18 replaces IAS 1 and the Group will apply the new standard from 1 April 2027, with retrospective application. The Group is in the process of assessing the impact of IFRS 18 and anticipates changes to certain presentational and disclosure-related matters in its consolidated financial statements. The adoption of IFRS 18 will not affect the Group's profit after tax; however, it will result in changes to the presentation of the primary financial statements and to certain disclosures. In particular, income and expenses will be grouped into five categories in the Consolidated income statement, namely the operating, investing, financing, discontinued operations and income tax categories. There will also be an additional mandatory subtotal for 'Profit before financing and income taxes' and the 'useful structured summary' concept will necessitate certain changes to line items presented in the Consolidated income statement, although the overall impact is not expected to be significant. Management-defined performance measures will also require disclosure in a single note. Preparatory work is currently underway to support adoption, including updates to reporting systems and the chart of accounts.

The Group has not adopted any other standard, amendment or interpretation that has been issued but is not yet effective.

Date of approval
This announcement was approved by the Board of Directors on 13 May 2026.

2.   Segmental analysis

Revenue and the results of the business are analysed by operating segment, based on the information the Board of Directors uses internally for the purposes of evaluating the performance of each operating segment and determining resource allocation between them. The Board is National Grid's chief operating decision maker (as defined by IFRS 8 'Operating Segments') and as a matter of course, the Board considers multiple profitability measures by segment, being 'adjusted profit' and 'underlying profit'. Adjusted profit excludes exceptional items and remeasurements (as defined in note 4) and is used by management and the Board to monitor financial performance as it is considered that it aids the comparability of our reported financial performance from year to year. Underlying profit, as presented in the Annual Report and Accounts, represents adjusted profit and also excludes the effects of timing, major storm costs and deferred tax expenses in our UK Electricity Transmission and UK Electricity Distribution businesses. The measure of profit disclosed in this note and the primary profitability benchmark considered by the chief operating decision maker is operating profit before exceptional items and remeasurements, adjusted profit, as this is the measure that is most consistent with the IFRS results reported within these financial statements.

The results of our five principal businesses are reported to the Board of Directors and are accordingly treated as reportable operating segments. All other operating segments are reported to the Board of Directors on an aggregated basis. The following table describes the main activities for each reportable operating segment:

UK Electricity Transmission
The high-voltage electricity transmission networks in England and Wales. This includes our Accelerated Strategic Transmission Investment projects to connect more clean, low-carbon power to the transmission network in England and Wales.

UK Electricity Distribution	The electricity distribution networks of NGED in the East Midlands, West Midlands and South West of England and South Wales.
New England	Electricity distribution networks, high-voltage electricity transmission networks and gas distribution networks in New England.
New York	Electricity distribution networks, high-voltage electricity transmission networks and gas distribution networks in New York.
National Grid Ventures
Comprises our electricity interconnectors in the UK, our electricity generation business in the US, all commercial operations in LNG at Providence, Rhode Island in the US and the Isle of Grain in the UK, and our investment in NG Renewables, our renewables business in the US. While NGV operates outside our regulated core business, the electricity interconnectors in the UK are subject to indirect regulation by Ofgem regarding the level of returns they can earn. The Group sold its interest in NG Renewables on 29 May 2025 and in Grain LNG on 28 November 2025 (see note 9).

Included within the comparative years are the results of the UK Electricity System Operator which also represented a separate operating segment. The Group completed the disposal of the ESO to the UK Government in the prior year.

Other activities that do not form part of any of the segments in the above table primarily relate to our UK property business together with insurance and corporate activities in the UK and US and the Group's investments in technology and innovation companies through National Grid Partners.

2.   Segmental analysis continued

(a)  Revenue

Revenue primarily represents the sales value derived from the generation, transmission and distribution of energy, together with the sales value derived from the provision of other services to customers. Refer to note 3 for further details.

Sales between operating segments are priced considering the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.

	2026			2025
	Total sales	Sales between segments	Sales to third parties	Total sales	Sales between segments	Sales to third parties
	£m	£m	£m	£m	£m	£m
Operating segments - continuing operations:
UK Electricity Transmission	2,898	(87)	2,811	2,619	(135)	2,484
UK Electricity Distribution	1,937	-	1,937	2,424	(3)	2,421
UK Electricity System Operator	-	-	-	1,029	(17)	1,012
New England	4,174	-	4,174	4,306	-	4,306
New York	7,618	-	7,618	6,689	-	6,689
National Grid Ventures	1,098	(41)	1,057	1,397	(47)	1,350
Other	97	(7)	90	122	(6)	116
Total revenue from continuing operations	17,822	(135)	17,687	18,586	(208)	18,378

Split by geographical areas - continuing operations:
UK			5,472			6,707
US			12,215			11,671
Total revenue from continuing operations			17,687			18,378

The principal revenues of the UK Electricity Transmission segment arise from the provision of electricity transmission services and are invoiced to, and collected from, National Energy System Operator (NESO). Amounts are invoiced and settled in equal monthly instalments throughout the financial year. No other single customer contributed 10% or more of the Group's revenue in any of the years presented.

2.   Segmental analysis continued

(b)  Operating profit

A reconciliation of the operating segments' measure of profit to profit before tax from continuing operations is provided below. Further details of the exceptional items and remeasurements are provided in note 4.

	Total operating profit/(loss) before exceptional items and remeasurements		Exceptional items and remeasurements		Total operating profit/(loss) after exceptional items and remeasurements
	2026	2025	2026	2025	2026	2025
	£m	£m	£m	£m	£m	£m
Operating segments - continuing operations:
UK Electricity Transmission	1,605	1,277	-	-	1,605	1,277
UK Electricity Distribution	1,122	1,610	-	(12)	1,122	1,598
UK Electricity System Operator	-	(364)	-	151	-	(213)
New England	960	982	(13)	26	947	1,008
New York	1,172	1,023	12	246	1,184	1,269
National Grid Ventures	327	380	388	(375)	715	5
Other	(142)	(143)	-	133	(142)	(10)
Total Group	5,044	4,765	387	169	5,431	4,934

Split by geographical area - continuing operations:
UK	2,948	2,775	484	257	3,432	3,032
US	2,096	1,990	(97)	(88)	1,999	1,902
Total Group	5,044	4,765	387	169	5,431	4,934

	Before exceptional items and remeasurements		Exceptional items and remeasurements		After exceptional items and remeasurements
	2026	2025	2026	2025	2026	2025
	£m	£m	£m	£m	£m	£m
Reconciliation to profit before tax:
Operating profit from continuing operations	5,044	4,765	387	169	5,431	4,934
Share of post-tax results of joint ventures and associates	76	75	-	(2)	76	73
Finance income	378	449	2	1	380	450
Finance costs	(1,649)	(1,810)	(56)	3	(1,705)	(1,807)
Total Group	3,849	3,479	333	171	4,182	3,650

The following items are included in the total operating profit by segment:

Depreciation, amortisation and impairment1	2026	2025
	£m	£m
Operating segments:
UK Electricity Transmission	(550)	(540)
UK Electricity Distribution	(271)	(249)
New England	(493)	(469)
New York	(769)	(731)
National Grid Ventures	(151)	(173)
Other	(13)	(13)
Total	(2,247)	(2,175)

Asset type:
Property, plant and equipment	(1,929)	(1,878)
Non-current intangible assets	(318)	(297)
Total	(2,247)	(2,175)
1.
Depreciation, amortisation and impairment relates to property, plant and equipment and other intangible assets. The charge is stated net of depreciation and amortisation capitalised.

2.   Segmental analysis continued

(c)  Capital investment

Capital investment represents additions to property, plant and equipment, prepayments to suppliers to secure production capacity in relation to our capital projects, non-current intangibles and additional equity investments in joint ventures and associates. Capital investments exclude additions for assets or businesses from the point they are classified as held for sale.

	2026	2025
	£m	£m
Operating segments:
UK Electricity Transmission	4,372	2,999
UK Electricity Distribution	1,617	1,426
New England	2,043	1,751
New York	3,428	3,289
National Grid Ventures	109	378
Other	7	4
Total	11,576	9,847

Asset type:
Property, plant and equipment	9,924	8,894
Non-current intangible assets	693	478
Equity investments in joint ventures and associates	27	116
Capital expenditure prepayments	932	359
Total	11,576	9,847

(d)  Geographical analysis of non-current assets

Non-current assets by geography comprise goodwill, other intangible assets, property, plant and equipment, investments in joint ventures and associates and other non-current assets.

	2026	2025
	£m	£m
Split by geographical area:
UK	47,551	42,623
US	49,273	46,131
	96,824	88,754

Reconciliation to total non-current assets:
Pension assets	2,507	2,489
Financial and other investments	842	798
Derivative financial assets	623	369
Non-current assets	100,796	92,410

3.   Revenue

Revenue arises in the course of ordinary activities and principally comprises:

–
transmission services;
–
distribution services; and
–
generation services.
Transmission services, distribution services and certain other services (excluding rental income) fall within the scope of IFRS 15 'Revenue from Contracts with Customers', whereas generation services (which solely relate to the contract with the Long Island Power Authority (LIPA) in the US) are accounted for under IFRS 16 'Leases' as rental income, also presented within revenue. Revenue is recognised to reflect the transfer of goods or services to customers at an amount that reflects the consideration to which the Group expects to be entitled to in exchange for those goods or services and excludes amounts collected on behalf of third parties and value added tax. The Group recognises revenue when it transfers control over a product or service to a customer.

Revenue in respect of regulated activities is determined by regulatory agreements that set the price to be charged for services in a given period based on pre-determined allowed revenues. Variances in service usage can result in actual revenue collected exceeding (over-recoveries) or falling short (under-recoveries) of allowed revenues. Where regulatory agreements allow the recovery of under-recoveries or require the return of over-recoveries, the allowed revenue for future periods is typically adjusted. In these instances, no assets or liabilities are recognised for under- or over-recoveries respectively, because the adjustment relates to future customers and services that have not yet been delivered.

Revenue in respect of non-regulated activities primarily relates to the sale of capacity on our interconnectors, which is determined at auctions. Capacity is sold in either day, month, quarter or year ahead tranches. The price charged is determined by market fundamentals rather than regulatory agreement. The interconnectors are subject to indirect regulation with regards to the levels of returns they are allowed to earn. Where amounts fall below this range they receive top-up revenues; where amounts exceed this range, they must pass-back the excess. In these instances, assets or liabilities are recognised for the top-up or pass-back respectively.

The following is a description of principal activities, by reportable segment, from which the Group generates its revenue. For more detailed information about our segments, see note 2.

(a)  UK Electricity Transmission

The UK Electricity Transmission segment principally generates revenue by providing electricity transmission services in England and Wales. Our business operates as a monopoly regulated by Ofgem, which has established price control mechanisms that set the amount of annual allowed returns our business can earn (along with the Scottish and Offshore transmission operators amongst others).

The transmission of electricity encompasses the following principal services:

–
the supply of high-voltage electricity - revenue is recognised based on usage. Our performance obligation is satisfied over time as our customers make use of our network. We bill monthly in advance and our payment terms are up to 60 days. Price is determined prior to our financial year end with reference to the regulated allowed returns and estimated annual volumes; and
–
construction work (principally for connections) - revenue is recognised over time, as we provide access to our network. Customers can either pay over the useful life of the connection or up front. Where the customer pays up front, revenues are deferred as a contract liability and released over the life of the asset.
For other construction where there is no consideration for any future services (for example diversions), revenues are recognised as the construction work is completed.

3.   Revenue continued

(b)  UK Electricity Distribution
The UK Electricity Distribution segment principally generates revenue by providing electricity distribution services in the Midlands and South West of England and South Wales. Similar to UK Electricity Transmission, UK Electricity Distribution operates as a monopoly in the jurisdictions that it operates in and is regulated by Ofgem.

The distribution of electricity encompasses the following principal services:

–
electricity distribution - revenue is recognised based on usage by customers (over time), based upon volumes and price. The price control mechanism that determines our annual allowances is similar to UK Electricity Transmission. Revenues are billed monthly and payment terms are typically within 14 days; and
–
construction work (principally for connections) - revenue is recognised over time as we provide access to our network. Where the customer pays up front, revenues are deferred as a contract liability and released over the life of the asset.
For other construction where there is no consideration for any future services, revenues are recognised as the construction work is completed.

(c)  New England
The New England segment principally generates revenue by providing electricity and gas supply and distribution services and high-voltage electricity transmission services in New England. Supply and distribution services are regulated by the Massachusetts Department of Public Utilities (MADPU) and transmission services are regulated by the Federal Energy Regulatory Commission (FERC), both of whom regulate the rates that can be charged to customers.

The supply and distribution of electricity and gas and the provision of electricity transmission facilities encompasses the following principal services:

–
electricity and gas supply and distribution and electricity transmission - revenue is recognised based on usage by customers (over time). Revenues are billed monthly and payment terms are 30 days; and
–
construction work (principally for connections) - revenue is recognised over time as we provide access to our network. Where the customer pays up front, revenues are deferred as a contract liability or customer contributions (where they relate to government entities) and released over the life of the connection.

(d)  New York
The New York segment principally generates revenue by providing electricity and gas supply and distribution services and high-voltage electricity transmission services in New York. Supply and distribution services are regulated by the New York Public Service Commission (NYPSC) and transmission services are regulated by the FERC, both of which regulate the rates that can be charged to customers.

The supply and distribution of electricity and gas and the provision of electricity transmission facilities encompasses the following principal services:

–
electricity and gas supply and distribution and electricity transmission - revenue is recognised based on usage by customers (over time). Revenues are billed monthly and payment terms are 30 days; and
–
construction work (principally for connections) - revenue is recognised over time as we provide access to our network. Where the customer pays up front, revenues are deferred as a contract liability or customer contributions (where they relate to government entities) and released over the life of the connection.

3.   Revenue continued

(e)  National Grid Ventures
National Grid Ventures generates revenue from electricity interconnectors, LNG at the Isle of Grain in the UK and Providence, Rhode Island in the US, NG Renewables and rental income.

The Group recognises revenue from transmission services through interconnectors and LNG importation at the Isle of Grain and Providence by means of customers' use of capacity and volumes. Revenue is recognised over time and is billed monthly. Payment terms are up to 30 days. The Group disposed of its interest in Grain LNG in November 2025 (see note 9).

Electricity generation revenue is earned from the provision of energy services and supply capacity to produce energy for the use of customers of LIPA through a power supply agreement, where LIPA receives all of the energy and capacity from the asset until at least 2028. The arrangement is treated as an operating lease within the scope of the leasing standard where we act as lessor, with rental income being recorded as other revenue, which forms part of total revenue. Lease payments (capacity payments) are recognised on a straight-line basis and variable lease payments are recognised as the energy is generated.

Other revenue in the scope of IFRS 15 principally includes sales of renewables projects from NG Renewables to Emerald Energy Venture LLC (Emerald), which was jointly controlled by National Grid and Washington State Investment Board (WSIB). The Group disposed of its interest in NG Renewables, together with Emerald, in May 2025 (see note 9). NG Renewables developed wind and solar generation assets in the US, while Emerald had a right of first refusal to buy, build and operate those assets. Revenue was recognised as it was earned.

Other revenue, recognised in accordance with standards other than IFRS 15, primarily comprises adjustments in respect of the interconnector cap and floor and Use of Revenue regimes constructed by Ofgem for certain wholly owned interconnector subsidiaries. Under the cap and floor regime, where an interconnector expects to exceed its total five-year cap, a provision and reduction in revenue is recognised in the current reporting period. Where an interconnector does not expect to reach its five-year floor, either an asset will be recognised where a future inflow of economic benefits is considered virtually certain, or a contingent asset will be disclosed where the future inflow is concluded to be probable. Under the Use of Revenue framework, any revenues in excess of an agreed incentive level must be passed on as savings to consumers. Where the obligation to transfer excess revenues arises, a payable and reduction in revenue is recognised in the current reporting period.

(f)   Other
Revenue in Other relates to our UK commercial property business. Revenue is predominantly recognised in accordance with standards other than IFRS 15 and comprises property sales by our UK commercial property business. Property sales are recorded when the sale is legally completed.

3.   Revenue continued

(g)  Disaggregation of revenue
In the following tables, revenue is disaggregated by primary geographical market and major service lines. The table below reconciles disaggregated revenue with the Group's reportable segments (see note 2).

Revenue for the year ended 31 March 2026	UK Electricity Transmission £m	UK Electricity Distribution £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
Transmission	2,597	-	55	355	713	-	3,720
Distribution	-	1,859	4,061	7,204	-	-	13,124
Other1	29	73	9	17	20	4	152
Total IFRS 15 revenue	2,626	1,932	4,125	7,576	733	4	16,996
Other revenue
Generation	-	-	-	-	364	-	364
Other2	185	5	49	42	(40)	86	327
Total other revenue	185	5	49	42	324	86	691
Total revenue from continuing operations	2,811	1,937	4,174	7,618	1,057	90	17,687
1.
The UK Electricity Distribution other IFRS 15 revenue principally relates to engineering recharges, which are the recovery of costs incurred for construction work requested by customers, such as the rerouting of existing network assets.
2.
Other revenue, recognised in accordance with accounting standards other than IFRS 15, includes property sales by our UK commercial property business, rental income, income arising in connection with the Transition Services Agreements following the sale of the ESO, and an adjustment to NGV revenue in respect of the interconnector cap and floor and Use of Revenue regimes constructed by Ofgem.

Geographical split for the year ended 31 March 2026	UK Electricity Transmission £m	UK Electricity Distribution £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
UK	2,626	1,932	-	-	713	-	5,271
US	-	-	4,125	7,576	20	4	11,725
Total IFRS 15 revenue	2,626	1,932	4,125	7,576	733	4	16,996
Other revenue
UK	185	5	-	-	(61)	72	201
US	-	-	49	42	385	14	490
Total other revenue	185	5	49	42	324	86	691
Total revenue from continuing operations	2,811	1,937	4,174	7,618	1,057	90	17,687

3.   Revenue continued

Revenue for the year ended 31 March 2025	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
Transmission1	2,265	-	46	85	252	879	1	3,528
Distribution	-	2,327	-	4,193	6,371	-	-	12,891
System Operator	-	-	966	-	-	-	-	966
Other2	29	90	-	9	16	171	3	318
Total IFRS 15 revenue	2,294	2,417	1,012	4,287	6,639	1,050	4	17,703
Other revenue
Generation	-	-	-	-	-	384	-	384
Other3	190	4	-	19	50	(84)	112	291
Total other revenue	190	4	-	19	50	300	112	675
Total revenue from continuing operations	2,484	2,421	1,012	4,306	6,689	1,350	116	18,378
1.
The UK Electricity System Operator transmission revenue generated in the period up until its disposal represented transmission revenues collected, net of payments made to transmission owners.
2.
The UK Electricity Distribution other IFRS 15 revenue principally relates to engineering recharges, which are the recovery of costs incurred for construction work requested by customers, such as the rerouting of existing network assets. Within NGV, the other IFRS 15 revenue principally relates to revenue generated from our NG Renewables business.
3.
Other revenue, recognised in accordance with accounting standards other than IFRS 15, includes property sales by our UK commercial property business, rental income, income arising in connection with the Transition Services Agreements following the sales of NECO, the UK Gas Transmission business and the ESO, and an adjustment to NGV revenue in respect of the interconnector cap and floor and Use of Revenue regimes constructed by Ofgem.

Geographical split for the year ended 31 March 2025	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
UK	2,294	2,417	1,012	-	-	889	1	6,613
US	-	-	-	4,287	6,639	161	3	11,090
Total IFRS 15 revenue	2,294	2,417	1,012	4,287	6,639	1,050	4	17,703
Other revenue
UK	190	4	-	-	-	(111)	11	94
US	-	-	-	19	50	411	101	581
Total other revenue	190	4	-	19	50	300	112	675
Total revenue from continuing operations	2,484	2,421	1,012	4,306	6,689	1,350	116	18,378

Contract liabilities represent revenue to be recognised in future periods relating to contributions in aid of construction of £2,809 million (2025: £2,514 million).Revenue is recognised over the life of the asset. The asset lives for connections in UK Electricity Transmission, UK Electricity Distribution, New England and New York are up to 40 years, 69 years, 51 years and 51 years respectively. The weighted average amortisation period over which revenue for contract liabilities is recognised is 26 years.

Future revenues in relation to unfulfilled performance obligations amount to £1.4 billion (2025: £1.5 billion). £1.4 billion (2025: £1.5 billion) relates to connection contracts in UK Electricity Transmission which will be recognised as revenue over a weighted average of 25 years.

The amount of revenue recognised for the year ended 31 March 2026 from performance obligations satisfied (or partially satisfied) in previous periods, mainly due to changes in the estimate of the stage of completion, is £nil (2025: £nil).

4.   Exceptional items and remeasurements

To monitor our financial performance, we use an adjusted consolidated profit measure that excludes certain income and expenses. We exclude items from adjusted profit because, if included, these items could distort understanding of our performance for the year and the comparability between periods. This note analyses these items, which are included in our results for the year but are excluded from adjusted profit.

	2026	2025
	£m	£m
Included within operating profit
Exceptional items:
Net loss on disposal of NG Renewables	(96)	-
Net gain on the sale of Grain LNG	489	-
Transaction, separation and integration costs1	(17)	(65)
Changes in environmental provisions	-	146
Net gain on the sale of the ESO	-	187
Provision for UK electricity balancing costs	-	151
Impairment of joint venture	-	(303)
Major transformation programme	-	(74)
	376	42
Remeasurements - commodity contract derivatives	11	127
	387	169
Included within finance income and costs
Remeasurements:
Net gains on financial assets at fair value through profit and loss	2	1
Net (losses)/gains on financing derivatives	(56)	3
	(54)	4
Included within share of post-tax results of joint ventures and associates
Remeasurements:
Net losses on financial instruments	-	(2)
Total included within profit before tax	333	171
Included within tax
Tax on exceptional items	8	76
Tax on remeasurements	8	(36)
	16	40
Total exceptional items and remeasurements after tax	349	211
Analysis of total exceptional items and remeasurements after tax
Exceptional items after tax	384	118
Remeasurements after tax	(35)	93
Total exceptional items and remeasurements after tax	349	211
1.
Transaction, separation and integration costs represent the aggregate of distinct activities undertaken by the Group in the years presented.

Exceptional items
Management uses an exceptional items framework that has been discussed and approved by the Audit & Risk Committee. This follows a three-step process which considers the nature of the event, the financial materiality involved and any particular facts and circumstances. In considering the nature of the event, management focuses on whether the event is within the Group's control and how frequently such an event typically occurs. With respect to restructuring costs, these represent additional expenses incurred that are not related to the normal business and day-to-day activities. These can take place over multiple reporting periods given the scale of the Group, the nature and complexity of the transformation initiatives and due to the impact of strategic transactions. In determining the facts and circumstances, management considers factors such as ensuring consistent treatment between favourable and unfavourable transactions, the precedent for similar items, the number of periods over which costs will be spread or gains earned, and the commercial context for the particular transaction. The exceptional items framework was last updated in March 2022.

Items of income or expense that are considered by management for designation as exceptional items include significant restructurings, write-downs or impairments of non-current assets, significant changes in environmental or decommissioning provisions, integration of acquired businesses, gains or losses on disposals of businesses or investments and significant debt redemption costs as a consequence of transactions such as significant disposals or issues of equity, and the related tax, as well as deferred tax arising on changes to corporation tax rates.

4.   Exceptional items and remeasurements continued

Costs arising from efficiency and transformation programmes include redundancy costs. Redundancy costs are charged to the consolidated income statement in the year in which a commitment is made to incur the costs and the main features of the restructuring plan have been announced to affected employees.

Set out below are details of the transactions against which we have considered the application of our exceptional items framework in each of the years for which results are presented.

2026
Net loss on disposal of NG Renewables
In the year the Group recognised a net loss of £96 million (before tax) on the disposal of its interest in National Grid Renewables Development LLC (NG Renewables) to Brookfield Asset Management for cash consideration of £1,531 million ($2,061 million) (see note 9). The receipt of cash has been recognised within net cash used in investing activities within the consolidated cash flow statement.

Net gain on disposal of Grain LNG
In the year the Group recognised a net gain of £489 million on the disposal of its interest in Grain LNG to a consortium of multinational energy company, Centrica plc and energy transition infrastructure investment firm, Energy Capital Partners LLC, part of Bridgepoint Group plc for expected consideration of £1.53 billion, which includes an estimate for an adjustment to the consideration under the Sale and Purchase Agreement (see note 9). The receipt of cash has been recognised within net cash used in investing activities within the consolidated cash flow statement.

Transaction, separation and integration costs
In May 2024, we announced the sale of NG Renewables and Grain LNG as part of our strategic focus on becoming a leading pureplay networks business. Both disposals were completed in the current year, and the transaction costs were included in gain or loss on disposal (see note 10). Separation costs of£17 million were incurred in relation to the disposals of NG Renewables and Grain LNG. The costs incurred primarily related to professional fees and employee costs. These costs have been classified as exceptional in accordance with our exceptional items policy. While the costs incurred in isolation are not sufficiently material to warrant classification as an exceptional item, when taken in aggregate with the respective disposals, the impact to the consolidated income statement incurred over both years is sufficiently material to be classified as exceptional in line with our policy. The total cash outflow for the year was £44 million.

Changes in environmental provisions
In the US, we recognise environmental provisions related to the remediation of the Gowanus Canal, Newtown Creek and the former manufacturing gas plant facilities previously owned or operated by the Group or its predecessor companies. The sites are subject to both state and federal environmental remediation laws in the US. Potential liability for the historical contamination may be imposed on responsible parties jointly and severally, without regard to fault, even if the activities were lawful when they occurred. The provisions and the Group's share of estimated costs are re-evaluated at each reporting period. In the year, following discussions with the Environmental Protection Agency on the scope and design of remediation activities related to the Gowanus and Newtown Creek, we have re-evaluated our estimates of total costs and recognised a net movement in the associated provision of nil. Under the terms of our rate plans, we are entitled to recovery of environmental clean-up costs from rate payers in future reporting periods. Such recoveries through overall allowed revenues are not classified as exceptional in the future periods that they occur due to the extended duration over which such costs are recovered and the immateriality of the recoveries in any given year.

Major transformation programme
Following the appointment of a new Chief Executive Office in November 2025, strategic priorities were updated and as a result the transformation programme launched in 2024 has been reshaped. The costs expected to be incurred in aggregate going forward no longer meet the quantitative threshold to be presented as exceptional. Accordingly, in line with our exceptional items policy, these costs have been reclassified from exceptional items to other operating costs before exceptional items and remeasurements.

4.   Exceptional items and remeasurements continued

2025
Changes in environmental provisions
In the prior year, following discussions with the New York State Department of Environmental Conservation and the Environmental Protection Agency on the scope and design of remediation activities related to certain of our responsible sites, we re-evaluated our estimates of total costs and recognised a net decrease of £64 million in relation to our provisions. Under the terms of our rate plans, we are entitled to recovery of environmental clean-up costs from rate payers in future reporting periods. Such recoveries through overall allowed revenues are not classified as exceptional in the future periods that they occur due to the extended duration over which such costs are recovered and the immateriality of the recoveries in any given year.

In the year ended 31 March 2025, the real discount rate applied to the Group's environmental provisions was also revised to 2.0% to reflect the substantial and sustained change in US Government bond yield curves. The principal impact of this rate increase was a £82 million decrease in our US environmental provisions. The weighted average remaining duration of our cash flows was around 10 years.

Net gain on disposal of the ESO
In the year ended 31 March 2025, the Group completed the disposal of the ESO to the UK Government for consideration of £673 million. As a result, the Group derecognised net assets of £486 million, resulting in a gain of £187 million. The receipt of cash was recognised within net cash used in investing activities within the consolidated cash flow statement.

Provision for UK electricity balancing costs
In the year ended 31 March 2024, the ESO's operating profit increased due to a substantial over-recovery of allowed revenues received under its regulatory framework. Under IFRS a corresponding liability is not recognised for the return of over-recoveries as this relates to future customers and services that have not yet been delivered. Following legislation to enable the separation of the ESO and the formation of the NESO, the Group recognised a liability of £498 million in the year ended 31 March 2024 representing the element of the over-recovery that was expected to be settled through the sale process. In the prior year, the liability was remeasured at £347 million to reflect the final amount of over-recovered revenues that transferred through with the ESO on disposal on 1 October 2024.

Impairment of joint venture
In the prior year, we agreed with our joint venture partner, RWE Renewables, that our investment in Community Offshore Wind, LLC will pause project development for the time being. The Group determined that the investment has negligible value and an impairment of £303 million was recognised.

Transaction, separation and integration costs
In the year ended 31 March 2025, transaction and separation costs of £26 million were incurred in relation to the planned disposal of NG Renewables and £8 million in relation to the planned disposal of Grain LNG. The costs incurred primarily related to professional fees and employee costs. In remeasuring the NG Renewables disposal group to fair value less costs to sell in accordance with IFRS 5, the Group also recognised a £31 million impairment loss. These costs were classified as exceptional in accordance with our exceptional items policy. While the costs incurred in isolation were not sufficiently material to warrant classification as an exceptional item, when taken in aggregate with the respective disposals, the impact to the consolidated income statement incurred over both years would be sufficiently material to be classified as exceptional in line with our policy. The total cash outflow for the year was £6 million.

Major transformation programme
Following the announcement of our strategic priorities in May 2024, the Group entered into a new four-year transformation programme designed to implement our refreshed strategy to be a pre-eminent pureplay networks business. In the prior year, the Group incurred £74 million of costs in relation to the programme. The costs recognised primarily related to technology implementation costs, employee costs and professional fees incurred in delivering the programme. While the costs incurred since the commencement of the programme did not meet the quantitative threshold to be classified as exceptional on a standalone basis, when taken in aggregate with the costs expected to be incurred over the duration of the programme, we concluded that the costs should be classified as exceptional in line with our exceptional items policy. The total cash outflow for the period was £62 million.

4.   Exceptional items and remeasurements continued

Remeasurements
Remeasurements comprise unrealised gains or losses recorded in the consolidated income statement arising from changes in the fair value of certain of our financial assets and liabilities accounted for at fair value through profit and loss (FVTPL). Once the fair value movements are realised (for example, when the derivative matures), the previously recognised fair value movements are then reversed through remeasurements and recognised within earnings before exceptional items and remeasurements. These assets and liabilities include commodity contract derivatives and financing derivatives to the extent that hedge accounting is not available or is not fully effective.

The unrealised gains or losses reported in profit and loss on certain additional assets and liabilities treated at FVTPL are also classified within remeasurements. These relate to financial assets (which fail the 'solely payments of principal and interest test' under IFRS 9), the money market fund investments used by Group Treasury for cash management purposes and the net foreign exchange gains and losses on borrowing activities. These are offset by foreign exchange gains and losses on financing derivatives measured at fair value. In all cases, these fair values increase or decrease because of changes in foreign exchange, commodity or other financial indices over which we have no control.

We report unrealised gains or losses relating to certain discrete classes of financial assets accounted for at FVTPL within adjusted profit. These comprise our portfolio of investments made by National Grid Partners and our investment in Sunrun Neptune 2016 LLC (both within NGV). The performance of these assets (including changes in fair value) is included in our assessment of adjusted profit for the relevant business units.

Remeasurements excluded from adjusted profit are made up of the following categories:

i.
Net gains/(losses) on commodity contract derivatives represent mark-to-market movements on certain physical and financial commodity contract obligations in the US and UK. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred;
ii.
Net gains/(losses) on financing derivatives comprise gains and losses arising on derivative financial instruments, net of interest accrued, used for the risk management of interest rate and foreign exchange exposures and the offsetting foreign exchange losses and gains on the associated borrowing activities. These exclude gains and losses for which hedge accounting has been effective and have been recognised directly in the consolidated statement of other comprehensive income or are offset by adjustments to the carrying value of debt. Net foreign exchange gains and losses on financing derivatives used for the risk management of foreign exchange exposures are offset by foreign exchange losses and gains on borrowing activities; and
iii.
Net gains/(losses) on financial assets measured at FVTPL comprise gains and losses on the investment funds held by our insurance captives which are categorised as FVTPL.

5.   Finance income and costs

	2026	2025
	£m	£m
Finance income (excluding remeasurements)
Net interest income on pensions and other post-retirement benefit obligations	114	98
Interest income on financial instruments:
Bank deposits and other financial assets	263	341
Dividends received on equities held at fair value through other comprehensive income (FVOCI)	-	1
Other income	1	9
	378	449
Finance costs (excluding remeasurements)
Interest expense on financial liabilities held at amortised cost:
Bank loans and overdrafts	(115)	(110)
Other borrowings1	(1,591)	(1,553)
Interest on derivatives	(229)	(285)
Unwinding of discount on provisions and other payables	(123)	(130)
Other interest	(15)	(26)
Less: interest capitalised2	424	294
	(1,649)	(1,810)
Remeasurements - Finance income
Net gains on FVTPL financial assets	2	1
	2	1
Remeasurements - Finance costs
Net (losses)/gains on financing derivatives³
Derivatives designated as hedges for hedge accounting	(24)	4
Derivatives not designated as hedges for hedge accounting	(32)	(1)
	(56)	3
Total remeasurements - Finance income and costs	(54)	4

Finance income	380	450
Finance costs4	(1,705)	(1,807)

Net finance costs from continuing operations	(1,325)	(1,357)
1.
Includes interest expense on lease liabilities.
2.
Interest on funding attributable to assets in the course of construction in the current year was capitalised at a rate of 4.4% (2025: 4.3%). In the UK, capitalised interest qualifies for a current year tax deduction with tax relief claimed of £65 million (2025: £39 million). In the US, capitalised interest is added to the cost of property, plant and equipment, and qualifies for tax depreciation allowances.
3.
Includes a net foreign exchange loss on borrowing and investment activities of £711 million (2025: £241 million gain) offset by foreign exchange gains and losses on financing derivatives measured at fair value and the impacts of hedge accounting.
4.
Finance costs include principal accretion on inflation-linked liabilities of £168 million (2025: £152 million).

6.   Tax

Tax charged to the consolidated income statement - continuing operations

	2026	2025
	£m	£m
Tax before exceptional items and remeasurements	955	861
Total tax reported within exceptional items and remeasurements	(16)	(40)
Total tax charge from continuing operations	939	821

Tax as a percentage of profit before tax - continuing operations

	2026	2025
	%	%
Before exceptional items and remeasurements - continuing operations	24.8	24.7
After exceptional items and remeasurements - continuing operations	22.5	22.5

	2026	2025
	£m	£m
Current tax:
UK corporation tax at 25% (2025: 25%)	9	66
UK corporation tax adjustment in respect of prior years	(4)	(36)
	5	30
Overseas corporation tax	9	47
Overseas corporation tax adjustment in respect of prior years	(168)	(39)
	(159)	8
Total current tax from continuing operations	(154)	38
Deferred tax:
UK deferred tax	642	524
UK deferred tax adjustment in respect of prior years	(7)	25
	635	549
Overseas deferred tax	289	195
Overseas deferred tax adjustment in respect of prior years	169	39
	458	234
Total deferred tax from continuing operations	1,093	783

Total tax charge from continuing operations	939	821

Factors that may affect future tax charges

The main UK corporation tax rate is 25% and deferred tax balances as at 31 March 2026 have been calculated at 25%.

There are currently no legislative federal tax proposals being considered in the US that would impact National Grid. Therefore, the income tax balances as of 31 March 2026 have been calculated at the prevailing tax rates based on the current tax laws.

7.   Earnings per share (EPS)

Adjusted earnings and EPS, which exclude exceptional items and remeasurements, are provided to reflect the adjusted profit subtotals used by the Company. For further details of exceptional items and remeasurements, see note 4. We have included reconciliations from this additional EPS measure to earnings for both basic and diluted EPS to provide additional detail for these items. The EPS calculations are based on profit after tax attributable to equity shareholders of the parent company which excludes non-controlling interests.

(a)  Basic EPS
	Earnings	EPS	Earnings	EPS
	2026	2026	2025	2025
	£m	pence	£m	pence
Adjusted earnings from continuing operations	2,892	58.5	2,615	55.6
Exceptional items and remeasurements after tax from continuing operations (see note 4)	349	7.0	211	4.4
Earnings from continuing operations	3,241	65.5	2,826	60.0
Adjusted earnings from discontinued operations (see note 9)	-	-	4	-
Exceptional items and remeasurements after tax from discontinued operations	-	-	72	1.6
Earnings from discontinued operations	-	-	76	1.6
Total adjusted earnings	2,892	58.5	2,619	55.6
Total exceptional items and remeasurements after tax (including discontinued operations)	349	7.0	283	6.0
Total earnings	3,241	65.5	2,902	61.6

		2026		2025
		millions		millions
Weighted average number of ordinary shares - basic		4,946		4,707

(b)  Diluted EPS
	Earnings	EPS	Earnings	EPS
	2026	2026	2025	2025
	£m	pence	£m	pence
Adjusted earnings from continuing operations	2,892	58.2	2,615	55.4
Exceptional items and remeasurements after tax from continuing operations (see note 4)	349	7.0	211	4.4
Earnings from continuing operations	3,241	65.2	2,826	59.8
Adjusted earnings from discontinued operations	-	-	4	-
Exceptional items and remeasurements after tax from discontinued operations (see note 9)	-	-	72	1.6
Earnings from discontinued operations	-	-	76	1.6
Total adjusted earnings	2,892	58.2	2,619	55.4
Total exceptional items and remeasurements after tax (including discontinued operations)	349	7.0	283	6.0
Total earnings	3,241	65.2	2,902	61.4

		2026		2025
		millions		millions
Weighted average number of ordinary shares - diluted		4,971		4,729

8.   Dividends

Interim dividends are recognised when they become payable to the Company's shareholders. Final dividends are recognised when they are approved by shareholders.

	2026			2025
	Pence per share	Cash dividend £m	Scrip dividend £m	Pence per share	Cash dividend £m	Scrip dividend £m
Final dividend in respect of the prior year	30.88	894	617	39.12	811	643
Interim dividend in respect of the current year	16.35	729	80	15.84	718	59
	47.23	1,623	697	54.96	1,529	702

The Directors are proposing a final dividend for the year ended 31 March 2026 of 32.14p per share that would absorb approximately £1,598 million of shareholders' equity (assuming all amounts are settled in cash). It will be paid on 23 July 2026 to shareholders who are on the register of members at 29 May 2026 (subject to shareholders' approval at the AGM). A scrip dividend will be offered as an alternative.

9.   Assets held for sale and discontinued operations

Assets and businesses are classified as held for sale when their carrying amounts are recovered through sale rather than through continuing use. They only meet the held for sale condition when the assets are ready for immediate sale in their present condition, management is committed to the sale and it is highly probable that the sale will complete within one year. Once assets and businesses are classified as held for sale, depreciation and equity accounting ceases and the assets and businesses are remeasured if their carrying value exceeds their fair value less expected costs to sell.

The results and cash flows of assets or businesses classified as held for sale or sold during the year, that meet the criteria of being a major separate line of business or geographical area of operation, are shown separately from our continuing operations, and presented within discontinued operations in the income statement and cash flow statement.

National Grid Renewables

On 24 February 2025, the Group agreed to sell NG Renewables, its US onshore renewables business, to Brookfield Asset Management. The disposal subsequently completed on 29 May 2025 for consideration of £1,531 million ($2,061 million). As NG Renewables did not represent a separate major line of business or geographical operation, it did not meet the criteria for classification as discontinued operations and therefore the results for the period until disposal are not separately disclosed on the face of the income statement.

Financial information relating to the loss arising on the disposal of NG Renewables is set out below:

£m
Goodwill	51
Property, plant and equipment	438
Investment in joint venture	906
Trade and other receivables	141
Cash and cash equivalents	58
Financial investments	41
Other assets	66
Total assets on disposal	1,701
Borrowings	(2)
Other liabilities	(159)
Total liabilities on disposal	(161)
Net assets on disposal	1,540

Satisfied by:
Proceeds	1,531
Total consideration	1,531

Less:
Disposal-related costs	(11)
Loss on disposal before tax and reclassification of foreign currency translation reserve	(20)

Reclassification of foreign currency translation reserve¹	(76)
Tax	5
Post-tax loss on disposal	(91)
1.
The reclassification of the foreign currency translation reserve attributable to NG Renewables comprises a loss of £84 million relating to the retranslation of NG Renewables' operations offset by a gain of £8 million relating to borrowings, cross-currency swaps and foreign exchange forward contracts used to hedge the Group's net investment in NG Renewables.

NG Renewables generated a loss after tax of £14 million for the period until 29 May 2025 (2025: £60 million loss).

9.   Assets held for sale and discontinued operations continued

Grain LNG

On 14 August 2025, the Group agreed to sell Grain LNG, its UK LNG asset, to a consortium of multinational energy companies, Centrica plc and energy transition infrastructure investment firm, Energy Capital Partners LLC, part of Bridgepoint Group plc. The disposal subsequently completed on 28 November 2025. As Grain LNG did not represent a separate major line of business or geographical operation, it did not meet the criteria for classification as discontinued operations and therefore the results for the period until disposal are not separately disclosed on the face of the income statement.

The Group has recognised a £124 million liability as an adjustment to the consideration under the Sale and Purchase Agreement for post closing capital project obligations based on management's best estimate of the expected outflow. Given the inherent complexity of the project, and the number of parties involved, the Group has considered a range of potential outcomes, including the risk that costs could exceed our estimates. The Group has concluded the risk of a materially adverse impact to our operations, cash flows or financial position is remote.

Financial information relating to the gain arising on the disposal of Grain LNG is set out below:

£m
Other intangible assets	27
Property, plant and equipment	962
Trade and other receivables	27
Cash and cash equivalents	163
Other assets	20
Total assets on disposal	1,199
Borrowings	(135)
Other liabilities	(196)
Total liabilities on disposal	(331)
Net assets on disposal	868

Satisfied by:
Proceeds	1,375
Total consideration	1,375

Less:
Disposal-related costs	(18)
Gain on disposal	489

Grain LNG generated a profit after tax of £89 million for the period until 28 November 2025 (2025: £120 million).

9.   Assets held for sale and discontinued operations continued

The UK Gas Transmission business

In July 2024, the Group sold its remaining 20% equity interest in the UK Gas Transmission business (held through its holding in GasT TopCo Limited). This interest had been classified as held for sale from 31 January 2023 until the date of disposal, as detailed in the Annual Report and Accounts for the year ended 31 March 2025. The total sales proceeds were £686 million and the gain on disposal, after transaction costs, was £25 million.

The disposal of the Group's remaining interest in GasT TopCo Limited was the final stage of the plan to dispose of the UK Gas Transmission business first announced in 2021. As a result, the gain on disposal and any remeasurements pertaining to the financial derivatives noted above are shown separately from the continuing business for all periods presented on the face of the income statement as a discontinued operation. This is also reflected in the statement of comprehensive income, as well as earnings per share (EPS) being shown split between continuing and discontinued operations.

The summary income statement for the year ended 31 March 2025 is as follows:

	Before exceptional items and remeasurements	Exceptional items and remeasurements	Total
	£m	£m	£m
Operating profit	-	-	-
Finance income	5	-	5
Finance costs1	-	47	47
Profit before tax	5	47	52
Tax	(1)	-	(1)
Profit after tax from discontinued operations	4	47	51
Gain/(loss) on disposal	-	25	25
Total profit after tax from discontinued operations	4	72	76

1.  Exceptional finance costs included the remeasurement of the Further Acquisition Agreement option and the Remaining Acquisition Agreement, as detailed in the Annual Report and Accounts for the year ended 31 March 2025.

The summary statement of comprehensive income for the year ended 31 March 2025 is as follows:

£m
Profit after tax from discontinued operations	76
Other comprehensive (loss)/income from discontinued operations
Items from discontinued operations that may be reclassified subsequently to profit or loss:
Net (losses)/gains on investments in debt instruments measured at fair value through other comprehensive income	(13)
Tax on items that may be reclassified subsequently to profit or loss	3
Total (losses)/gains from discontinued operations that may be reclassified subsequently to profit or loss	(10)
Other comprehensive (loss)/income for the year, net of tax from discontinued operations	(10)
Total comprehensive income for the year from discontinued operations	66

Details of the cash flows relating to discontinued operations are set out within the consolidated cash flow statement.

10. Pensions and other post-retirement benefit obligations

	2026	2025
	£m	£m
Present value of funded obligations	(15,098)	(16,154)
Fair value of plan assets	17,780	18,441
	2,682	2,287
Present value of unfunded obligations	(247)	(247)
Other post-employment liabilities	(44)	(47)
	2,391	1,993
Restrictions on asset recognised	(244)	(77)
Net defined benefit asset	2,147	1,916
Represented by:
Liabilities	(360)	(573)
Assets	2,507	2,489
	2,147	1,916

The net pensions and other post-retirement benefit obligations position, as recorded under IAS 19, at 31 March 2026 was a net asset of £2,147 million compared to a net asset of £1,916 million at 31 March 2025. The movement of £231 million reflects falls in gross asset values, partially offset by changes in UK and US financial assumptions that resulted in a decrease in liabilities.

Actuarial Assumptions:
	UK pensions		US pensions		US other post-retirement benefits
	2026	2025	2026	2025	2026	2025
	%	%	%	%	%	%
Discount rate - past service	6.00	5.73	5.60	5.50	5.60	5.50
Discount rate - future service	6.35	5.95	5.60	5.50	5.60	5.50
Rate of increase in RPI - past service	3.17	2.99	n/a	n/a	n/a	n/a
Rate of increase in RPI - future service	3.06	2.85	n/a	n/a	n/a	n/a
Salary increases	3.32	3.08	4.50	4.50	4.50	4.50
Initial healthcare cost trend rate	n/a	n/a	n/a	n/a	7.10	7.80
Ultimate healthcare cost trend rate	n/a	n/a	n/a	n/a	4.50	4.50

11. Net debt

Net debt is comprised as follows:

	2026	2025
	£m	£m
Cash and cash equivalents	375	1,178
Current financial investments	2,453	5,753
Borrowings	(46,755)	(47,539)
Financing derivatives1	(233)	(763)
	(44,160)	(41,371)

1.  The derivatives balance included in net debt excludes the commodity derivative liabilities of £53 million (2025: assets of £43 million).

12. Reconciliation of net cash flow to movement in net debt

	2026	2025
	£m	£m
(Decrease)/increase in cash and cash equivalents	(948)	765
(Decrease)/increase in financial investments	(3,516)	2,274
Decrease in borrowings	2,785	429
Increase in related derivatives1	210	352
Change in debt resulting from cash flows	(1,469)	3,820
Changes in fair value of financial assets and liabilities and exchange movements	457	756
Net interest charge on the components of net debt	(1,705)	(1,610)
Other non-cash movements	(223)	(207)
Movement in net debt (net of related derivative financial instruments) in the year	(2,940)	2,759
Net debt (net of related derivative financial instruments) at start of year	(41,371)	(43,607)
Reclassification to held for sale	151	(523)
Net debt (net of related derivative financial instruments) at end of year	(44,160)	(41,371)
1.
The derivatives balance included in net debt excludes the commodity derivative liabilities of £53 million (2025: assets of £43 million).

	2026		2025
	Borrowings and other £m	Financing derivatives £m	Borrowings and other £m	Financing derivatives £m
Cash flows per financing activities section of cash flow statement:
Proceeds received from loans	4,172	-	3,237	-
Repayment of loans	(2,961)	-	(2,861)	-
Payments of lease liabilities	(145)	-	(130)	-
Net movements in short-term borrowings	(2,225)	-	925	-
Cash inflows on derivatives	-	93	-	62
Cash outflows on derivatives	-	(38)	-	(106)
Interest paid	(1,659)	(273)	(1,608)	(312)
Cash flows per financing activities section of cash flow statement	(2,818)	(218)	(437)	(356)
Adjustments:
Non-net debt-related items	33	-	8	-
Derivative cash (outflow)/inflow in relation to capital expenditure	-	(5)	-	(9)
Derivative cash (outflow)/inflow included in revenue	-	(1)	-	8
Derivative cash inflows per investing section of cash flow statement	-	20	-	11
Derivative cash outflows per investing section of cash flow statement	-	(6)	-	(6)
Cash flows relating to financing liabilities within net debt	(2,785)	(210)	(429)	(352)

Analysis of changes in net debt:
Borrowings	(2,785)	-	(429)	-
Financing derivatives	-	(210)	-	(352)
Cash flow movements relating to financing liabilities within net debt	(2,785)	(210)	(429)	(352)

13. Post balance sheet events

On 13 April 2026, National Grid North America Inc. entered into a 10-year loan of $864.9 million, with the proceeds received on 21 April 2026. As the loan was entered into after the reporting date, it has not been reflected in the consolidated statement of financial position as at 31 March 2026.

Alternative performance measures/
non-IFRS reconciliations
Within the Annual Report, a number of financial measures are presented. These measures have been categorised as alternative performance measures (APMs), as per the European Securities and Markets Authority (ESMA) guidelines and the Securities and Exchange Commission (SEC) conditions for use of non-GAAP financial measures.

An APM is a financial measure of historical or future financial performance, financial position, or cash flows, other than a financial measure defined under IFRS. The Group uses a range of these measures to provide a better understanding of its underlying performance. APMs are reconciled to the most directly comparable IFRS financial measure where practicable.

The Group has defined the following financial measures as APMs derived from IFRS: net revenue, the various adjusted operating profit, earnings and earnings per share metrics detailed in the 'adjusted profit measures' section below, net debt, funds from operations (FFO), FFO interest cover and retained cash flow (RCF)/adjusted net debt. For each of these we present a reconciliation to the most directly comparable IFRS measure. We present 'constant currency' comparative period performance and capital investment by applying the current year average exchange rate to the relevant US dollar amounts in the comparative periods presented, to remove the year-on-year impact of foreign exchange translation.

We also have a number of APMs derived from regulatory measures which have no basis under IFRS; we call these Regulatory Performance Measures (RPMs). They comprise: Group RoE, operating company RoE, regulated asset base, regulated financial performance, regulatory gearing, asset growth and regulated asset growth. These measures include the inputs used by utility regulators to set the allowed revenues for many of our businesses.

We use RPMs to monitor progress against our regulatory agreements and certain aspects of our strategic objectives. Further, targets for certain of these performance measures are included in the Company's APP and LTPP and contribute to how we reward our employees. As such, we believe that they provide close correlation to the economic value we generate for our shareholders and are therefore important supplemental measures for our shareholders to understand the performance of the business and to ensure a complete understanding of Group performance.

As the starting point for our RPMs is not IFRS, and these measures are not governed by IFRS, we are unable to provide meaningful reconciliations to any directly comparable IFRS measures, as differences between IFRS and the regulatory recognition rules applied have built up over many years. Instead, for each of these we present an explanation of how the measure has been determined and why it is important, and an overview as to why it would not be meaningful to provide a reconciliation to IFRS.

Alternative performance measures

Net revenue and underlying net revenue

'Net revenue' is revenue less pass-through costs, such as UK system balancing costs and gas and electricity commodity costs in the US. Pass-through costs are fully recoverable from our customers and are recovered through charges that are designed to recover those costs with no profit. Where revenue received or receivable exceeds the maximum amount permitted by our regulatory agreement, adjustments will be made to future prices to reflect this over-recovery. No liability is recognised, as such an adjustment to future prices relates to the provision of future services. Similarly, no asset is recognised where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery. 'Underlying net revenue' further adjusts net revenue to remove the impact of 'timing', i.e. the in-year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding totex-related allowances in NGET and certain other adjustments).

Year ended 31 March 2026	Gross revenue £m	Pass- through costs £m	Net revenue £m	Timing £m	Underlying net revenue £m
UK Electricity Transmission	2,898	(391)	2,507	77	2,584
UK Electricity Distribution	1,937	(184)	1,753	116	1,869
New England	4,174	(1,451)	2,723	(94)	2,629
New York	7,618	(3,113)	4,505	537	5,042
National Grid Ventures	1,098	-	1,098	-	1,098
Other	97	-	97	-	97
Sales between segments	(135)	-	(135)	-	(135)
Total	17,687	(5,139)	12,548	636	13,184

Year ended 31 March 2025	Gross revenue £m	Pass- through costs £m	Net revenue £m	Timing £m	Underlying net revenue £m
UK Electricity Transmission	2,619	(455)	2,164	151	2,315
UK Electricity Distribution	2,424	(185)	2,239	(407)	1,832
UK Electricity System Operator	1,029	(1,217)	(188)	479	291
New England	4,306	(1,658)	2,648	(61)	2,587
New York	6,689	(2,487)	4,202	343	4,545
National Grid Ventures	1,397	-	1,397	-	1,397
Other	122	-	122	-	122
Sales between segments	(208)	-	(208)	-	(208)
Total	18,378	(6,002)	12,376	505	12,881

Adjusted profit measures

In considering the financial performance of our business and segments, we use various adjusted profit measures in order to aid comparability of results year-on-year. The various measures are presented on pages 14 to 27 and reconciled below.

Adjusted results: These exclude the impact of exceptional items and remeasurements that are treated as discrete transactions under IFRS and can accordingly be classified as such. This is a measure used by management that is used to derive part of the incentive target set annually for remunerating certain Executive Directors, and further details of these items are included in note 4.

Underlying results: Further adapts our adjusted results for continuing operations to take account of volumetric and other revenue timing differences arising due to the in-year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding certain totex-related allowances in NGET and adjustments or allowances for pension deficit contributions). For 2025/26, as highlighted below, our underlying results exclude £636 million (2024/25: £505 million) of timing differences, but did include $52 million (£39 million) of major storm costs (net of in-year allowances and deductibles) as in the current year these did not exceed our $100 million threshold to be excluded from underlying results. In 2024/25 we incurred $110 million (£87 million) of major storm costs (net of in-year allowances) which were excluded from our underlying results. We expect to recover major storm costs incurred through regulatory mechanisms in the US. Underlying results also exclude deferred tax in our UK regulated businesses (NGET and NGED). Our UK regulated revenues contain an allowance for current tax, but not for deferred tax, so excluding the IFRS deferred tax charge aligns our underlying results APM more closely with our regulatory performance measures.

Constant currency: 'Constant Currency Basis' refers to the reporting of the actual results against the results for the same period last year which, in respect of any US dollar currency denominated activity, have been translated using the average US dollar exchange rate for the year ended 31 March 2026, which was $1.34 to £1.00. The average rate for the year ended 31 March 2025, was $1.27 to £1.00. Assets and liabilities as at 31 March 2025 have been retranslated at the closing rate at 31 March 2026 of $1.32 to £1.00. The closing rate for the reporting date 31 March 2025 was $1.29 to £1.00.

Reconciliation of statutory, adjusted and underlying profits from continuing operations at actual exchange rates

Year ended 31 March 2026	Statutory £m	Exceptionals and remeasurements £m	Adjusted £m	Timing £m	Major storm costs £m	Deferred tax on underlying profits in NGET and NGED £m	Underlying £m
UK Electricity Transmission	1,605	-	1,605	77	-	-	1,682
UK Electricity Distribution	1,122	-	1,122	116	-	-	1,238
New England	947	13	960	(94)	-	-	866
New York	1,184	(12)	1,172	537	-	-	1,709
National Grid Ventures	715	(388)	327	-	-	-	327
Other	(142)	-	(142)	-	-	-	(142)
Total operating profit	5,431	(387)	5,044	636	-	-	5,680
Net finance costs	(1,325)	54	(1,271)	-	-	-	(1,271)
Share of post-tax results of joint ventures and associates	76	-	76	-	-	-	76
Profit before tax	4,182	(333)	3,849	636	-	-	4,485
Tax	(939)	(16)	(955)	(168)	-	499	(624)
Profit after tax	3,243	(349)	2,894	468	-	499	3,861

Year ended 31 March 2025	Statutory £m	Exceptionals and remeasurements £m	Adjusted £m	Timing £m	Major storm costs £m	Deferred tax on underlying profits in NGET and NGED £m	Underlying £m
UK Electricity Transmission	1,277	-	1,277	151	-	-	1,428
UK Electricity Distribution	1,598	12	1,610	(407)	-	-	1,203
UK Electricity System Operator	(213)	(151)	(364)	479	-	-	115
New England	1,008	(26)	982	(61)	3	-	924
New York	1,269	(246)	1,023	343	84	-	1,450
National Grid Ventures	5	375	380	-	-	-	380
Other	(10)	(133)	(143)	-	-	-	(143)
Total operating profit	4,934	(169)	4,765	505	87	-	5,357
Net finance costs	(1,357)	(4)	(1,361)	-	-	-	(1,361)
Share of post-tax results of joint ventures and associates	73	2	75	-	-	-	75
Profit before tax	3,650	(171)	3,479	505	87	-	4,071
Tax	(821)	(40)	(861)	(133)	(23)	401	(616)
Profit after tax	2,829	(211)	2,618	372	64	401	3,455

Operating profit exceptional items and remeasurements split by segment

Year ended 31 March 2026	Net loss on disposal of NG Renewables	Net gain on sale of LNG Grain	Environmental provision	Major transformation programme	Transaction, separation and integration costs	Exceptional impairment	Commodity remeasurements	Exceptionals and remeasurements
UK Electricity Transmission	-	-	-	-	-	-	-	-
UK Electricity Distribution	-	-	-	-	-	-	-	-
UK Electricity System Operator	-	-	-	-	-	-	-	-
New England	-	-	-	-	-	-	(13)	(13)
New York	-	-	-	-	-	-	12	12
National Grid Ventures	(96)	489	-	-	(17)	-	12	388
Other	-	-	-	-	-	-	-	-
Total operating profit exceptional items and remeasurements	(96)	489	-	-	(17)	-	11	387

Year ended 31 March 2025	ESO BSUoS provision	Gain on disposal of UK ESO	Environmental provision	Major transformation programme	Transaction, separation and integration costs	Exceptional impairment	Commodity remeasurements	Exceptionals and remeasurements
UK Electricity Transmission	-	-	-	-	-	-	-	-
UK Electricity Distribution	-	-	-	(12)	-	-	-	(12)
UK Electricity System Operator	151	-	-	-	-	-	-	151
New England	-	-	4	(7)	-	-	29	26
New York	-	-	142	(9)	-	-	113	246
National Grid Ventures	-	-	-	-	(57)	(303)	(15)	(375)
Other	-	187	-	(46)	(8)	-	-	133
Total operating profit exceptional items and remeasurements	151	187	146	(74)	(65)	(303)	127	169

Reconciliation of adjusted and underlying earnings from continuing operations at constant currency

		At constant currency
Year ended 31 March 2025	Adjusted at actual exchange rate	Constant currency adjustment	Adjusted	Timing	Major storm costs	Deferred tax on underlying profits in NGET and NGED	Underlying
	£m	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	1,277	-	1,277	151	-	-	1,428
UK Electricity Distribution	1,610	-	1,610	(407)	-	-	1,203
UK Electricity System Operator	(364)	-	(364)	479	-	-	115
New England	982	(57)	925	(57)	3	-	871
New York	1,023	(58)	965	323	79	-	1,367
National Grid Ventures	380	-	380	-	-	-	380
Other	(143)	-	(143)	-	-	-	(143)
Total operating profit	4,765	(115)	4,650	489	82	-	5,221
Net finance costs	(1,361)	53	(1,308)	-	-	-	(1,308)
Share of post-tax results of joint ventures and associates	75	(2)	73	-	-	-	73
Profit before tax	3,479	(64)	3,415	489	82	-	3,986
Tax	(861)	15	(846)	(130)	(20)	401	(595)
Profit after tax	2,618	(49)	2,569	359	62	401	3,391
Attributable to non-controlling interests	(3)	-	(3)	-	-	-	(3)
Earnings	2,615	(49)	2,566	359	62	401	3,388
Earnings per share (pence)	55.6	(1.1)	54.5	7.7	1.3	8.5	72.0

Earnings per share calculations from continuing operations

The table below reconciles the profit after tax from continuing operations as per the previous tables back to the earnings per share from continuing operations for each of the adjusted profit measures.

Year ended 31 March 2026	Profit after tax £m	Non-controlling interest £m	Profit after tax attributable to the parent £m	Weighted average number of shares millions	Earnings per share pence
Statutory	3,243	(2)	3,241	4,946	65.5
Adjusted	2,894	(2)	2,892	4,946	58.5
Underlying	3,861	(2)	3,859	4,946	78.0

Year ended 31 March 2025	Profit after tax £m	Non-controlling interest £m	Profit after tax attributable to the parent £m	Weighted average number of shares millions	Earnings per share pence
Statutory	2,829	(3)	2,826	4,707	60.0
Adjusted	2,618	(3)	2,615	4,707	55.6
Underlying	3,455	(3)	3,452	4,707	73.3
Underlying at constant currency	3,391	(3)	3,388	4,707	72.0

Timing and regulated revenue adjustments

Under the Group's regulatory frameworks, the majority of the revenues that National Grid is allowed to collect each year are governed by a regulatory price control or rate plan. If we collect more than the allowed revenue, adjustments will be made to future prices to reflect this over-recovery, and if we collect less than the allowed level of revenue, adjustments will be made to future prices to reflect the under-recovery. A number of costs in the UK and the US are pass-through costs (including commodity and energy efficiency costs in the US) and are fully recoverable from customers. Timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. In the UK, timing differences include an estimation of the difference between revenues earned under revenue incentive mechanisms and associated revenues collected. UK timing balances and movements exclude adjustments associated with changes to controllable cost (totex) allowances or adjustments under the totex incentive mechanism. Opening balances of over and under-recoveries have been restated where appropriate to correspond with regulatory filings and calculations. New England and New York in-year over/(under)-recovery and all New England and New York balances have been translated using the average exchange rate of $1.34 for the year ended 31 March 2026.

	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	Total £m
1 April 2025 opening balance1	9	118	-	(368)	301	60
(Under)/over-recovery	(77)	(116)	-	94	(537)	(636)
31 March 2026 closing balance to (recover)/return2	(68)	2	-	(274)	(236)	(576)

	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	Total £m
1 April 2024 opening balance1	160	(282)	941	(425)	624	1,018
(Under)/over-recovery	(151)	407	(479)	57	(323)	(489)
Disposal	-	-	(462)	-	-	(462)
31 March 2025 closing balance to (recover)/return2	9	125	-	(368)	301	67
1.
Opening balances have been restated to reflect the finalisation of calculated over/(under)-recoveries in both the UK and the US and also adjusted for the regulatory time value of money impact on opening balances, where appropriate, in the UK.
2.
The closing balance at 31 March 2026 was £584 million under-recovered (translated at the closing rate of $1.32:£1). 31 March 2025 was £65 million over-recovered (translated at the closing rate of $1.29:£1).

Capital investment at constant currency
Capital investment measures are presented at actual exchange rates, but are also shown on a constant currency basis to show the year-on-year comparisons excluding any impact of foreign currency translation movements.

	At actual exchange rates			At constant currency
Year ended 31 March	2026	2025	%	2026	2025	%
	£m	£m	change	£m	£m	change
UK Electricity Transmission	4,372	2,999	46	4,372	2,999	46
UK Electricity Distribution	1,617	1,426	13	1,617	1,426	13
New England	2,043	1,751	17	2,043	1,650	24
New York	3,428	3,289	4	3,428	3,101	11
Capital investment (regulated networks)	11,460	9,465	21	11,460	9,176	25
National Grid Ventures	109	378	(71)	109	362	(70)
Other	7	4	75	7	4	75
Group capital investment - total	11,576	9,847	18	11,576	9,542	21

Capital expenditure

Capital expenditure (for the purposes of measuring green capex aligned to the EU Taxonomy) comprises additions to property, plant and equipment and intangible assets, but excludes capital prepayments and equity contributions to joint ventures and associates during the period.

	2026	2025
	£m	£m
Asset type:
Property, plant and equipment	9,924	8,894
Non-current intangible assets	693	478
Transfers from prepayments	501	87
Group capital expenditure	11,118	9,459
Equity investments in joint ventures and associates	27	116
Capital expenditure prepayments	932	359
Transfers to capital expenditure additions	(501)	(87)
Group capital investment	11,576	9,847

Net debt

See notes 11 and 12 for reconciliation of net debt.

Funds from operations and interest cover

FFO are the cash flows generated by the operations of the Group. Credit rating metrics, including FFO, are used as indicators of balance sheet strength.

Year ended 31 March	2026	2025¹
	£m	£m
Interest expense (income statement)	1,649	1,810
Hybrid interest reclassified as dividend	(13)	(37)
Capitalised interest	424	294
Pensions interest adjustment	12	13
Unwinding of discount on provisions	(123)	(130)
Adjusted interest expense	1,949	1,950
Net cash inflow from operating activities	7,829	6,808
Interest received on financial instruments	231	332
Interest paid on financial instruments	(1,932)	(1,920)
Dividends received	105	126
Working capital adjustment	(632)	(104)
Excess employer pension contributions	16	26
Hybrid interest reclassified as dividend	13	37
Add back accretions	168	152
Difference in net interest expense in income statement to cash flow	14	(45)
Difference in current tax in income statement to cash flow	186	145
Current tax related to prior periods	(172)	-
Funds from operations (FFO)	5,826	5,557
FFO interest cover ((FFO + adjusted interest expense)/adjusted interest expense)	4.0x	3.8x
1.
Numbers for 2025 reflect the calculations for the total Group as based on the published accounts for that year.

Funds from operations/adjusted net debt and retained cash flow/adjusted net debt

FFO/adjusted net debt and RCF/adjusted net debt are credit metrics that we monitor in order to ensure the Group is generating sufficient cash to service its debts, consistent with maintaining a strong investment-grade credit rating.

Year ended 31 March	2026	20251
	£m	£m
Funds from operations (FFO)	5,826	5,557
Hybrid interest reclassified as dividend	(13)	(37)
Ordinary dividends paid to shareholders	(1,623)	(1,529)
RCF	4,190	3,991
Borrowings	46,755	47,539
Less:
50% hybrid debt	(328)	(814)
Cash and cash equivalents	(375)	(1,178)
Financial and other investments	(1,370)	(5,156)
Underfunded pension obligations	237	247
Adjusted net debt (includes pension deficit)	44,919	40,638
FFO/adjusted net debt	13.0%	13.7%
RCF/adjusted net debt	9.3%	9.8%
1.
Numbers for 2025 reflect the calculations for the total Group as based on the published accounts for that year.

Regulatory performance measures

Regulated financial performance - UK

Regulatory financial performance is a pre-interest and tax measure, starting at segmental operating profit and making adjustments (such as the elimination of all pass-through items included in revenue allowances and timing) to approximate regulatory profit for the UK regulated activities. This measure provides a bridge for investors between a well-understood and comparable IFRS starting point and the key adjustments required to approximate regulatory profit. This measure also provides the foundation to calculate Group RoE.

Under the UK RIIO regulatory arrangements the Company is incentivised to deliver efficiencies against cost targets set by the regulator. In total, these targets are set in terms of a regulatory definition of combined total operating and capital expenditure, also termed 'totex'. The definition of totex differs from the total combined regulated controllable operating costs and regulated capital expenditure as reported in this statement according to IFRS accounting principles. Key differences are capitalised interest, capital contributions, exceptional costs, costs covered by other regulatory arrangements and unregulated costs.

For the reasons noted above, the table below shows the principal differences between the IFRS operating profit and the regulated financial performance, but is not a formal reconciliation to an equivalent IFRS measure.

UK Electricity Transmission

Year ended 31 March	2026	2025
	£m	£m
Adjusted operating profit	1,605	1,277
Movement in regulatory 'IOUs'	278	256
UK regulatory notional deferred taxation adjustment	276	238
RAV indexation - 2% CPIH long-run inflation	410	368
Regulatory vs IFRS depreciation difference	(622)	(575)
Fast money/other	(435)	(261)
Performance RAV created	76	65
Regulated financial performance	1,588	1,368

UK Electricity Distribution

Year ended 31 March	2026	2025
	£m	£m
Adjusted operating profit	1,122	1,610
Less non-regulated profits	(11)	(7)
Movement in regulatory 'IOUs'	131	(417)
UK regulatory notional deferred taxation adjustment	36	15
RAV indexation - 2% CPIH long-run inflation	245	230
Regulatory vs IFRS depreciation difference	(551)	(547)
Fast money/other	(72)	(46)
Performance RAV created	5	(1)
Regulated financial performance	905	837

UK Electricity System Operator

Year ended 31 March	2026	2025
	£m	£m
Adjusted operating profit	-	(364)
Movement in regulatory 'IOUs'	-	479
UK regulatory notional deferred taxation adjustment	-	3
RAV indexation - 2% CPIH long-run inflation	-	9
Regulatory vs IFRS depreciation difference	-	(50)
Fast money/other	-	(44)
Regulated financial performance	-	33

Regulated financial performance - US

New England

Year ended 31 March	2026	2025
	£m	£m
Adjusted operating profit	960	982
Major storm costs	-	3
Timing	(94)	(61)
US GAAP pension adjustment and other1	79	60
Regulated financial performance	945	984
1.
£2 million unfavourable COVID-19 bad debt provision adjustment included in 2025 other.

New York

Year ended 31 March	2026	2025
	£m	£m
Adjusted operating profit	1,172	1,023
Provision for bad and doubtful debts (COVID-19), net of recoveries1	(37)	(47)
Major storm costs	-	84
Timing	537	343
US GAAP pension adjustment	43	48
Regulated financial performance	1,715	1,451
1.
New York financial performance includes an adjustment reflecting our expectation for future recovery of COVID-19 related provisions for bad and doubtful debts.

Total regulated financial performance

Year ended 31 March	2026	2025
	£m	£m
UK Electricity Transmission	1,588	1,368
UK Electricity Distribution	905	837
UK Electricity System Operator	-	33
New England	945	984
New York	1,715	1,451
Total regulated financial performance	5,153	4,673

New England and New York timing, major storms costs and movement in UK regulatory 'IOUs' - Revenue related to performance in one year may be recovered in later years. Where revenue received or receivable exceeds the maximum amount permitted by our regulatory agreement, adjustments will be made to future prices to reflect this over-recovery. No liability is recognised under IFRS, as such an adjustment to future prices relates to the provision of future services. Similarly, no asset is recognised under IFRS where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery. In the UK, this is calculated as the movement in other regulated assets and liabilities.

Performance RAV - UK performance efficiencies are in part remunerated by the creation of additional RAV which is expected to result in future earnings under regulatory arrangements. This is calculated as in-year totex outperformance multiplied by the appropriate regulatory capitalisation ratio and multiplied by the retained company incentive sharing ratio.

Pension adjustment - Cash payments against pension deficits in the UK are recoverable under regulatory contracts. In US regulated operations, US GAAP pension charges are generally recoverable through rates. Revenue recoveries are recognised under IFRS but payments are not charged against IFRS operating profits in the year. In the UK this is calculated as cash payments against the regulatory proportion of pension deficits in the UK regulated business, whereas in the US it is the difference between IFRS and US GAAP pension charges.

2% CPIH RAV indexation - Future UK revenues are expected to be set using an asset base adjusted for inflation. This is calculated as UK RAV multiplied by 2% long-run CPIH inflation assumption under RIIO-2.

Total regulated financial performance continued

UK regulatory notional deferred taxation adjustment - Future UK revenues are expected to recover cash taxation cost including the unwinding of deferred taxation balances created in the current year. This is the difference between: (1) IFRS underlying EBITDA less other regulatory adjustments; and (2) IFRS underlying EBITDA less other regulatory adjustments less current taxation (adjusted for interest tax shield) then grossed up at full UK statutory tax rate.

Regulatory depreciation - US and UK regulated revenues include allowance for a return of regulatory capital in accordance with regulatory assumed asset lives. This return does not form part of regulatory profit.

Fast/slow money adjustment - The regulatory remuneration of costs incurred is split between in-year revenue allowances and the creation of additional RAV. This does not align with the classification of operating costs and fixed asset additions under IFRS accounting principles. This is calculated as the difference between IFRS classification of operating costs versus fixed asset additions and the regulatory classification.

Regulated asset base

The regulated asset base is a regulatory construct, based on predetermined principles not based on IFRS. It effectively represents the invested capital on which we are authorised to earn a cash return. By investing efficiently in our networks, we add to our regulated asset base over the long term, and this in turn contributes to delivering shareholder value. Our regulated asset base comprises our regulatory asset value in the UK plus our rate base in the US.

Maintaining efficient investment in our regulated asset base ensures we are well positioned to provide consistently high levels of service to our customers and increases our revenue allowances in future years. While we have no specific target, our overall aim is to achieve around 10% growth in regulated asset base each year through continued investment in our networks in both the UK and US.

In the UK, the way in which our transactions impact RAV is driven by principles set out by Ofgem. In a number of key areas these principles differ from the requirements of IFRS, including areas such as additions and the basis for depreciation. Further, our UK RAV is adjusted annually for inflation. RAV in each of our retained UK businesses has evolved over the period since privatisation in 1990 and, as a result, historical differences between the initial determination of RAV and balances reported under UK GAAP at that time still persist. In the case of UK ED, differences arise as the result of acquisition fair value adjustments (where PP&E at acquisition has been valued above RAV). Due to the above, substantial differences exist in the measurement bases between RAV and an IFRS balance metric, and therefore it is not possible to provide a meaningful reconciliation between the two.

In the US, rate base is a regulatory measure determined for each of our main US operating companies. It represents the value of property and other assets or liabilities on which we are permitted to earn a rate of return, as set out by the regulatory authorities for each jurisdiction. The calculations are based on the applicable regulatory agreements for each jurisdiction and include the allowable elements of assets and liabilities from our US companies. For this reason, it is not practical to provide a meaningful reconciliation from the US rate base to an equivalent IFRS measure.

'Total regulated and other balances' for our UK regulated businesses include the under- or over-recovery of allowances that those businesses target to collect in any year, which are based on the regulator's forecasts for that year. Under the UK price control arrangements, revenues will be adjusted in future years to take account of actual levels of collected revenue, costs and outputs delivered when they differ from those regulatory forecasts. In the US, other regulatory assets and liabilities include regulatory assets and liabilities which are not included in the definition of rate base, including working capital where appropriate.

'Total regulated and other balances' for NGV and other businesses includes assets and liabilities as measured under IFRS, but excludes certain assets and liabilities such as pensions, tax, net debt and goodwill.

Regulated asset base continued

	RAV, rate base or other business assets (for asset growth)		Total regulated and other balances
As at 31 March (£m at constant currency)	2026	2025¹	20262,3	20251,2,3
UK Electricity Transmission	23,847	20,525	23,786	20,186
UK Electricity Distribution	13,139	12,254	13,026	12,010
New England	10,289	9,198	12,059	11,060
New York	19,163	17,496	21,840	19,281
Total regulated	66,438	59,473	70,711	62,537
National Grid Ventures and other business balances	5,545	7,266	3,955	6,477
Total Group regulated and other balances	71,983	66,739	74,666	69,014
1.
Figures relating to prior periods have, where appropriate, been re-presented at constant currency, for segmental reorganisation, opening balance adjustments following the completion of the UK regulatory reporting pack process and finalisation of US balances.
2.
Includes totex-related regulatory IOUs of £105 million (2025: £250 million) and under-recovered timing balances of £568 million (2025: £62 million over-recovered).
3.
Includes assets for construction work-in-progress of £3,084 million (2025: £2,468 million), other regulatory assets related to timing and other cost deferrals of £1,230 million (2025: £1,087 million) and net working capital assets of £134 million (2025: £93 million net working capital assets).

New England and New York rate base and other total regulated and other balances for 31 March 2025 have been re-presented in the table above at constant currency. At actual currency the values were £11.3 billion and £19.8 billion respectively.

Group return on equity (RoE)

Group RoE provides investors with a view of the performance of the Group as a whole compared with the amounts invested by the Group in assets attributable to equity shareholders. It reflects the regulated activities as well as the contribution from our non-regulated businesses together with joint ventures and non-controlling interests. We use Group RoE to measure our performance in generating value for our shareholders, and targets for Group RoE are included in APP and LTPP incentive mechanisms for Executive members. Group RoE is underpinned by our regulated asset base. Goodwill and indefinite-lived intangible assets are amortised in the denominator over 20 years, to reflect the estimated period over which the value related to the premium paid on acquisition would be realised. For the reasons noted above, no reconciliation to IFRS has been presented, as we do not believe it would be practical.

Calculation: Regulatory financial performance including a long-run inflation assumption (2% CPIH for RIIO-2), less adjusted interest and adjusted taxation divided by equity investment in assets:

–
adjusted interest removes accretions above long-run inflation rates, interest on pensions, capitalised interest in regulated operations and unwind of discount rate on provisions;
–
adjusted taxation adjusts the Group taxation charge (before exceptional items and remeasurements) for differences between IFRS profit before tax and regulated financial performance less adjusted interest; and
–
equity investment in assets is calculated as opening UK RAV, opening US rate base, goodwill and indefinite-lived intangibles (adjusted for 'asset swap' transactions and the 'value realisation' of goodwill over 20 years), plus opening net book value of NGV and other activities (excluding certain pensions, tax and commodities balances) and our share of JVs and associates, minus opening net debt as reported under IFRS restated to the weighted average sterling-dollar exchange rate for the year.

Group RoE

Year ended 31 March	2026	2025
	£m	£m
Regulated financial performance	5,153	4,673
Operating profit of other activities - continuing and discontinued operations	231	275
Group financial performance	5,384	4,948
Share of post-tax results of joint ventures and associates1	76	100
Non-controlling interests	(2)	(3)
Adjusted total Group interest charge (including discontinued)	(1,633)	(1,590)
Total Group tax charge (including discontinued)	(955)	(861)
Tax on adjustments	(4)	8
Total Group financial performance after interest and tax	2,866	2,602

Opening rate base/RAV	59,071	55,326
Opening other balances	7,212	8,223
Opening RAV, rate base and other balances	66,283	63,549
Opening goodwill	11,145	11,430
Opening goodwill adjustment (realisation of value over 20 years)	(4,599)	(4,441)
Opening strategic pivot (asset swap) adjustment2	(3,387)	(3,450)
Opening capital employed	69,442	67,088
Opening net debt	(40,343)	(43,509)
Rights Issue adjustment (£6.8 billion net proceeds pro-rated from June 2024)	-	5,471
Opening equity	29,099	29,050
Group RoE	9.8%	9.0%
1.
2026 includes £nil (2025: £25 million; 2024: £73 million) in respect of the Group's minority interest in National Gas Transmission, which was fully divested during 2024/25.
2.
The regulatory gains on disposal of NECO and UK Gas Transmission (proceeds received less RAV, rate base and other related balances used to calculate the Group RoE denominator) deducted against IFRS goodwill and indefinite-lived intangibles recognised on acquisition of NGED. For this metric, the purchase of NGED and sales of NECO and UK Gas Transmission were deemed to be linked transactions with the opening equity reflecting the impact of these as asset swaps rather than as unrelated transactions.

UK and US regulated RoE

Year ended 31 March	Regulatory Debt: Equity assumption	Achieved Return on Equity		Base or Allowed Return on Equity
		2026%	2025%	2026%	2025%
UK Electricity Transmission	55/45	8.2	8.3	7.2	7.3
UK Electricity Distribution	60/40	8.1	7.9	7.6	7.7
New England	Avg. 45/55	9.2	9.1	9.6	9.9
New York	Avg. 52/48	9.0	8.7	9.4	9.2

UK businesses' regulated RoEs
UK regulated businesses' RoEs are a measure of how the businesses are performing against the assumptions used by our UK regulator. These returns are calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure, at the cost of debt assumed by the regulator, and that inflation is equal to a long-run assumption of 2% CPIH under RIIO-2. They are calculated by dividing elements of out/under-performance versus the regulatory contract (i.e. regulated financial performance disclosed above) by the average equity RAV in line with the regulatory assumed capital structure and adding to the base allowed RoE.

These are important measures of UK regulated businesses' performance, and our operational strategy continues to focus on these metrics. These measures can be used to determine how we are performing under the RIIO framework and also help investors to compare our performance with similarly regulated UK entities. Reflecting the importance of these metrics, they are also key components of the APP scheme.

The respective businesses' UK RoEs are underpinned by their RAVs. For the reasons noted above, no reconciliation to IFRS has been presented, as we do not believe it would be practical.

US businesses' regulated RoEs
US regulated businesses' RoEs are a measure of how the businesses are performing against the assumptions used by the US regulators. This US operational return measure is calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure and allowed cost of debt. The returns are divided by the average rate base (or where a reported rate base is not available, an estimate based on rate base calculations used in previous rate filings) multiplied by the adjudicated equity portion in the regulatory adjudicated capital structure.

These are important measures of our New England and New York regulated businesses' performance, and our operational strategy continues to focus on these metrics. This measure can be used to determine how we are performing and also helps investors compare our performance with similarly regulated US entities. Reflecting the importance of these metrics, they are also key components of the APP scheme.

The New England and New York businesses' returns are based on a calculation which gives proportionately more weighting to those businesses which have a greater rate base. For the reasons noted above, no reconciliations to IFRS for the RoE measures have been presented, as we do not believe it would be practical to reconcile our IFRS balance sheet to the equity base.

UK and US regulated RoE continued
The table below shows the principal differences between the IFRS result of the New England and New York segments, and the 'returns' used to derive their respective US jurisdictional RoEs. In outlining these differences, we also include the aggregated business results under US GAAP for New England and New York jurisdictions.

In respect of 2024/25, this measure is the aggregate operating profit of our US OpCo entities' publicly available financial statements prepared under US GAAP for the New England and New York jurisdictions respectively. For 2025/26, this measure represents our current estimate, since local financial statements have yet to be prepared.

	2026	2025
	£m	£m
Underlying IFRS operating profit for New England segment	866	924
Underlying IFRS operating profit for New York segment	1,709	1,450
Weighted average £/$ exchange rate	$1.343	$1.266

	New England		New York
	2026	2025	2026	2025
	$m	$m	$m	$m
Underlying IFRS operating profit for US segments	1,164	1,170	2,296	1,836
Adjustments to convert to US GAAP as applied in our US OpCo entities
Adjustment in respect of customer contributions	(31)	(30)	(44)	(51)
Pension accounting differences1	108	78	59	61
Environmental charges recorded under US GAAP	11	5	(140)	(144)
Storm costs and recoveries recorded under US GAAP	(98)	(59)	57	(7)
Other regulatory deferrals, amortisation and other items	(402)	(314)	(833)	(518)
Results for US regulated OpCo entities, aggregated under US GAAP2	752	850	1,395	1,177
Adjustments to determine regulatory operating profit used in US RoE
Levelisation of rate increases	-	-	184	196
FERC RoE order3	157	-	-	-
Net other	116	96	157	178
Regulatory operating profit	1,025	946	1,736	1,551
Pensions1	95	70	308	169
Regulatory interest charge	(241)	(219)	(588)	(459)
Regulatory tax charge	(240)	(218)	(404)	(351)
Regulatory earnings used to determine US RoE	639	579	1,052	910
1.
An element of the pensions charge is reported outside operating profit under US GAAP.
2.
Based on US GAAP accounting policies as applied by our US regulated OpCo entities.
3.
The US GAAP impact of the FERC rate order in March 2026 is not included in New England's reported RoE for 2025/26 (as our US RoEs are a measure of our current year performance against current year allowances) and the FERC rate order relates to complaints filed against FERC allowed RoE rates dating back to 2011 in relation to reductions in historical years' revenues. The impact of lower rates did not have a significant impact as applied to current year allowed revenues.

	New England		New York
	2026	2025	2026	2025
	$m	$m	$m	$m
Average US equity base	6,988	6,352	11,637	10,512
US jurisdiction RoE	9.2%	9.1%	9.0%	8.7%

Detailed RoE and Regulated Financial Position - UK Electricity Transmission

RoE

	2026	2025
Year ended 31 March	%	%
Base return (including avg. 2% long-run inflation)1	7.2	7.3
Totex incentive mechanism2	1.0	1.1
Other revenue incentives	-	(0.1)
Return on Equity	8.2	8.3
1.
Assuming regulatory gearing at 55%.
2.
Excludes impact of exceptional restructuring costs (post sharing)

For Regulated Financial Performance, please refer to page 70.

Regulated Financial Position up 17%

	2026	2025
	£m	£m
Opening Regulated Asset Value (RAV)1	20,525	18,388
Asset additions (slow money) - actual	3,711	2,586
Performance RAV or assets created	76	65
Inflation adjustment (actual CPIH)	707	646
Depreciation and amortisation	(1,172)	(1,115)
Closing RAV	23,847	20,570

Opening balance of other regulated assets and (liabilities)1	(339)	(536)
Movement	278	256
Closing balance	(61)	(280)

Closing Regulated Financial Position	23,786	20,290
1.
Opening RAV and other regulated balances are re-presented to reflect opening balance adjustments following the completion of the UK regulatory reporting pack process and also for the finalisation of calculated over/(under)-recoveries and the regulatory time value of money impact where appropriate.

Detailed RoE and Regulated Financial Position - UK Electricity Distribution

RoE

	2026	2025
For the year ended 31 March	%	%
Base return (including avg. 2% long-run inflation)	7.6	7.7
Totex incentive mechanism	0.1	-
Other revenue incentives	0.4	0.2
Return on Equity	8.1	7.9

For Regulated Financial Performance, please refer to page 70.

Regulated Financial Position up 9%

	2026	2025
	£m	£m
Opening Regulated Asset Value (RAV)1	12,254	11,497
Asset additions (slow money) - actual	1,287	1,137
Performance RAV or assets created	5	(1)
Inflation adjustment (actual CPIH)	415	398
Depreciation and amortisation	(822)	(796)
Closing RAV	13,139	12,235

Opening balance of other regulated assets and (liabilities)1	(244)	136
Movement	131	(417)
Closing balance	(113)	(281)

Closing Regulated Financial Position	13,026	11,954
1.
Opening RAV and other regulated balances are re-presented to reflect opening balance adjustments following the completion of the UK regulatory reporting pack process and also for the finalisation of calculated over/(under)-recoveries and the regulatory time value of money impact where appropriate.

Detailed RoE and Regulated Financial Position - New England

RoE

	Return on Equity (%)				Rate Base ($m) as at 31 March
Regulated Entity	2026	2025	2024	Allowed most recent	2026	2025	% change
Massachusetts Gas	9.4	8.6	9.2	9.7	5,867	5,408	8
Massachusetts Electric	8.0	8.1	7.6	9.4	4,399	3,766	17
Total Massachusetts	8.8	8.4	8.6	9.5	10,266	9,174	12

New England Power	10.1	11.1	11.1	9.6	3,271	2,938	11
Canadian Interconnector & Other	11.1	11.1	11.1	11.1	76	58	31
Total FERC	10.1	11.1	11.1	9.6	3,347	2,996	12

Total New England	9.2	9.1	9.2	9.6	13,613	12,170	12

Regulated Financial Position

New England Regulated Assets	2026	2025	% change
As at 31 March	$bn	$bn
Rate Base excluding working capital	13.3	11.9	12
Working capital in Rate Base	0.3	0.3	3
Total Rate Base	13.6	12.2	12
Regulated assets outside Rate Base excluding working capital	2.5	2.5	1
Working capital outside Rate Base	(0.2)	(0.1)	236
Total regulated assets outside Rate Base	2.3	2.4	(5)
Total New England Regulated Assets	15.9	14.6	9

	2026	2025	% change
As at 31 March	£bn	£bn
Total New England Regulated Assets at actual currency	12.0	11.3	6
Total New England Regulated Assets at constant currency	12.0	11.0	9

Detailed RoE and Regulated Financial Position - New York

RoE

	Return on Equity (%)				Rate Base ($m) as at 31 March
Regulated Entity	2026	2025	2024	Allowed most recent	2026	2025	% change
KEDNY	9.6	10.5	9.0	9.4	8,025	7,212	11
KEDLI	10.5	10.6	9.7	9.4	4,760	4,439	7
NMPC Gas	7.5	4.6	6.0	9.5	2,569	2,266	13
NMPC Electric	8.3	7.2	8.1	9.5	10,000	9,232	8
Total New York	9.0	8.7	8.5	9.4	25,354	23,149	10

Regulated Financial Position

New York Regulated Assets	2026	2025	% change
As at 31 March	$bn	$bn
Rate Base excluding working capital	24.8	22.7	9
Working capital in Rate Base	0.5	0.4	32
Total Rate Base	25.4	23.1	10
Regulated assets outside Rate Base excluding working capital	3.2	2.2	45
Working capital outside Rate Base	0.4	0.2	76
Total regulated assets outside Rate Base	3.5	2.4	48
Total New York Regulated Assets	28.9	25.5	13

	2026	2025	% change
As at 31 March	£bn	£bn
Total New York Regulated Assets at actual currency	21.8	19.7	11
Total New York Regulated Assets at constant currency	21.8	19.3	13

Asset growth and regulated asset growth

To help readers' assessment of the financial position of the Group, the table below shows an aggregated position for the Group, as viewed from a regulatory perspective. The asset growth and regulated asset growth measures included in the table below are calculated in part from financial information used to derive measures sent to and used by our regulators in the UK and US, and accordingly inform certain of the Group's regulatory performance measures, but are not derived from, and cannot be reconciled to, IFRS. These alternative performance measures include regulatory assets and liabilities and certain IFRS assets and liabilities of businesses that were classified as held for sale under IFRS 5.

Asset growth is the annual percentage increase in our RAV and US rate base and other non-regulated business balances (including our investments in NGV, UK property and other assets and US other assets) calculated at constant currency.

Regulated asset growth is the annual percentage increase in our RAV and US rate base (calculated at constant currency), but does not include other non-regulated business balances.

	2025/26
£m constant currency	31 March 2026	Sale of Grain LNG and NG Renewables	31 March 2025	Increase	Asset growth
UK RAV	36,986	-	32,779	4,207	12.8%
US rate base	29,452	-	26,694	2,758	10.3%
Total RAV and rate base (used to calculate regulated asset growth)	66,438	-	59,473	6,965	11.7%
National Grid Ventures and other	5,545	(2,032)	7,266	311	4.3%
Total assets (used to calculate asset growth)	71,983	(2,032)	66,739	7,276	10.9%

For 2025/26, asset growth was 10.9% and regulated asset growth was 11.7%, which excludes the impact of the reduction in assets from the sales of NG Renewables and Grain LNG during the year (2024/25: excluding the reduction in RAV as a result of the sale of the UK Electricity System Operator business, based on an estimated RAV value at the date of disposal).

	2024/25
£m constant currency	31 March 2025	Sale of ESO	31 March 2024	Increase	Asset growth
UK RAV	32,805	(469)	30,310	2,964	9.8%
US rate base	27,345	-	24,527	2,818	11.5%
Total RAV and rate base (used to calculate regulated asset growth)	60,150	(469)	54,837	5,782	10.5%
National Grid Ventures and other	7,352	-	7,509	(157)	(2.1)%
Total assets (used to calculate asset growth)	67,502	(469)	62,346	5,625	9.0%
Figures relating to prior periods have, where appropriate, been re-presented at constant currency, for opening balance adjustments following the completion of the UK regulatory reporting pack process and finalisation of US balances.

Regulatory gearing

Regulatory gearing is a measure of how much of our investment in RAV and rate base and other elements of our invested capital (including our investments in NGV, UK property and UK other assets and US other assets) is funded through debt. Comparative amounts as at 31 March 2025 are presented at historical exchange rates and have not been restated for opening balance adjustments.

As at 31 March	2026	2025
	£m	£m
UK RAV	36,986	32,805
US rate base	29,452	27,345
Other invested capital included in gearing calculation	5,545	7,352
Total assets included in gearing calculation	71,983	67,502
Net debt (including 100% of hybrid debt and held for sale)	(44,160)	(41,316)	change
Group gearing (based on 100% of net debt including held for sale)	61%	61%	-% pts
Group gearing (excluding 50% of hybrid debt from net debt) including held for sale	61%	60%	1% pts

SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 14 May 2026